NovaGold Resources Inc.

Consolidated Financial Statements with
 Management’s Discussion & Analysis

November 30, 2009 and 2008

NovaGold Resources Inc.	1
Year ended November 30, 2009

Management’s Discussion and Analysis

General

This Management’s Discussion and Analysis (“MD&A”) of NovaGold Resources Inc. (“NovaGold” or “the Company”) is dated February 10, 2010 and provides an analysis of NovaGold’s audited financial results for the fiscal year ended November 30, 2009 compared to the previous year. At February 10, 2010, the Company had 188,313,388 common shares issued and outstanding.

The following information should be read in conjunction with the Company’s November 30, 2009 audited consolidated financial statements and related notes, which are prepared in accordance with generally accepted accounting principles in Canada (“Canadian GAAP”). The accounting policies have been consistently followed in preparation of these financial statements except that the Company has adopted the CICA standards outlined in the new accounting pronouncements section below, effective for the Company’s first quarter commencing December 1, 2008. All amounts are in Canadian dollars unless otherwise stated.

The Company’s shares are listed on the Toronto Stock Exchange (“TSX”) and the NYSE Amex LLC under the symbol “NG”. Additional information related to NovaGold is available on SEDAR at www.sedar.com or on EDGAR at www.sec.gov.

Description of business

NovaGold is a growth-focused precious metals company engaged in the exploration and development of mineral properties in Alaska, U.S.A. and British Columbia, Canada. The Company conducts its operations through wholly-owned subsidiaries, partnerships, limited liability companies and joint ventures. Since 1998, the Company has assembled a portfolio of gold and base metal properties, with 50% interests in Donlin Creek and Galore Creek, two of the world’s largest gold and copper-gold projects, respectively, 100% of the Rock Creek gold mine, 100% of the Ambler copper-zinc-gold-silver project and other exploration-stage properties. The Company is primarily focused on gold properties, some of which also have significant copper, silver and zinc resources.

Corporate developments

Donlin Creek feasibility study
In April 2009, the Company announced the results of a feasibility study for the Donlin Creek project. Based on the feasibility study, the Donlin Creek mine has been designed as a year-round, open-pit operation with a mill throughput estimated at 53,500 tonnes per day and an anticipated mine life of 21 years, using the current 29.3 million ounce gold reserve base. During the first five full years, gold production is expected to average 1.6 million ounces annually at an average total cash cost of US$394/oz. Gold production for the first 12 full years is expected to average nearly 1.5 million ounces annually at an average total cash cost of US$444/oz. The Donlin Creek LLC continues to review the mine plan in light of prevailing gold prices.

Galore Creek Partnership
On February 11, 2009, NovaGold and Teck Resources Limited (“Teck”) agreed to amend certain provisions of the Partnership Agreement relating to the Galore Creek project. The agreement confirms that NovaGold and Teck each continue to hold a 50% interest in the Galore Creek Partnership. Under the amended agreement, Teck will now fund 100% of Galore Creek costs until the total amount contributed by Teck after November 1, 2008, together with approximately $15.8 million previously contributed by Teck on optimization studies, equals $60 million. Teck’s remaining funding obligation, taking into account the amount 100% funded by Teck to date, is approximately $25 million, which is to be contributed by December 31, 2012. During the period of Teck’s sole funding, Teck will have a casting vote on the Galore Creek Partnership’s Management Committee with respect to the timing and nature of expenses to be funded. Once Teck has completed its financial earn-in, all further costs at Galore Creek will be funded by Teck and NovaGold in accordance with their respective Galore Creek Partnership interests and there will no longer be a casting vote for either party.

Sale and purchase of properties
In March 2009, the Company closed an agreement with Mantra Mining Inc. (“Mantra”), a related party having a director and a major shareholder in common, to sell to Mantra 100% of its interest in five properties in Alaska. In consideration for the sale of the five properties, the Company received 3,125,000 shares of Mantra common stock with a fair value at the date of issuance of $1.6 million. In September 2009, Mantra changed its name to TintinaGold Resources Inc. (“TintinaGold”) and in October 2009 TintinaGold completed its plan of arrangement to spin out AsiaBaseMetals. At November 30, 2009, the Company held 3,125,000 shares in both companies with a combined fair value of $2.1 million.

2	NovaGold Resources Inc.
Year ended November 30, 2009

Management’s Discussion and Analysis

Effective October 16, 2009, the Company sold its wholly-owned subsidiary, Murray Brook Resources Inc., to Murray Brook Minerals Inc. (“MBM”). The Company received $150,000 on the sale and MBM assumed all reclamation liabilities on the Murray Brook property. The Company also subscribed for $500,000 of MBM shares at a price of $0.35 per share in cash. MBM also has early-stage mineral properties in Switzerland.

On January 7, 2010, NovaGold and its wholly-owned subsidiary, Alaska Gold Company (“AGC”), purchased a 100% interest in the Ambler property in northern Alaska, which hosts the high-grade copper-zinc-gold-silver Arctic deposit. NovaGold issued to the vendor 931,098 common shares valued at US$5 million, and agreed to make cash payments to the vendor of US$12 million each in January 2011 and January 2012. The vendor will retain a 1% net smelter return royalty that NovaGold can purchase at any time for a one-time payment of US$10 million.

Private placements
On January 22, 2009, the Company completed the sale of 53,134,616 units (“Units”) for a purchase price of US$1.30 per Unit, for gross proceeds of US$69 million. Electrum Strategic Resources LLC (“Electrum”) purchased 46,153,847 Units and several institutional investors purchased 6,980,769 Units. On January 26, 2009, the Company completed the sale of an additional 4,557,692 Units to several institutional investors for gross proceeds of US$5,925,000. The total gross proceeds to NovaGold of these two unit financings was US$75 million. Each Unit consisted of one common share of NovaGold and one common share purchase warrant of NovaGold. Each warrant entitles the holder thereof to acquire one common share of NovaGold for an exercise price of US$1.50 prior to 5:00 pm EST on January 21, 2013. Upon closing of the private placement, Electrum became NovaGold’s largest shareholder, owning approximately 28% of the issued and outstanding common shares of the Company. Electrum also holds NovaGold warrants which, if exercised, would increase its holdings a further 14% if no other shares were issued.

Electrum has the right, for four years, to participate pro-rata (on a fully diluted basis) in any future offering by NovaGold of equity securities or any securities which are exercisable, exchangeable or convertible into equity securities so long as Electrum and its affiliates own more than 15,000,000 common shares of NovaGold. This right of participation is subject to certain exceptions including exceptions relating to a grant or exercise of options issued under the Company’s stock option plan, issuances of common shares on the exercise of outstanding warrants and convertible securities, issuance of securities in connection with a strategic acquisition or transaction by NovaGold, the primary purpose of which is not to raise equity, and the issuance of securities in connection with an investment by, or partnership or joint venture with, one or more strategic investors. Any exercise of such rights will be subject to applicable TSX and NYSE Amex rules. NovaGold has also entered into registration rights agreements with Electrum under which Electrum may require NovaGold to qualify certain common shares for distribution in Canada and/or the United States. NovaGold has provided Electrum with the right to designate an observer at all meetings of the Board of Directors of NovaGold and any committee thereof so long as Electrum and its affiliates hold not less than 15% of the Company’s common shares.

Credit facility and bridge loan
On September 26, 2008, the Company obtained a secured bridge loan (“Loan”) in the amount of US$20 million from Auramet Trading, LLC (“Auramet”). The Loan was originally set to mature on December 29, 2008 and was to bear interest at a rate of 12% per annum. Auramet had the right to convert the principal amount of the Loan into common shares of NovaGold at a price of $12.00 per common share. NovaGold also issued to Auramet warrants to purchase 750,000 common shares of NovaGold at an exercise price of $7.18 per share at any time before September 25, 2010. As security for the Loan, NovaGold granted to Auramet a security interest in the Rock Creek mine, a pledge of securities in certain material subsidiaries and guarantees. On December 19, 2008, the Company announced that it had entered into an agreement with Auramet to extend the maturity date to March 13, 2009 on any portion of the Loan not paid back by December 29, 2008. As part of this agreement, the conversion price of the outstanding balance of the Loan was reduced to $1.53 per share, the exercise price of the 750,000 warrants issued on September 26, 2008 was re-priced to $1.53 per share and the Company issued an additional 1,000,000 common share purchase warrants to Auramet at an exercise price of $1.53 per share expiring on December 29, 2010. The interest rate on the principal amount that remained outstanding increased from 12% per annum to 15% per annum. Auramet was paid an extension fee equal to 6% of the portion of the facility not paid on or before the December 29, 2008 maturity date. In addition, NovaGold retained the right to prepay the facility, in whole or in part, in minimum increments of US$1,000,000 at any time on 10 days prior notice without a penalty or premium. The other terms and conditions of the Loan remained unchanged.

On January 8, 2009, Auramet converted approximately US$6.3 million of the Loan into 5,000,000 common shares of NovaGold, reducing the Loan balance to approximately US$13.7 million. On January 20, 2009, Auramet converted an additional US$6.3 million of the Loan into 5,000,000 common shares of NovaGold and on January 21, 2009, converted the remaining approximately US$7.3 million of the Loan into 5,762,565 common shares of NovaGold, reducing the outstanding principal amount of the Loan to nil. In 2009, Auramet exercised all of its 1,750,000 warrants at an exercise price of $1.53 per share for proceeds of $2.7 million.

NovaGold Resources Inc.	3
Year ended November 30, 2009

Management’s Discussion and Analysis

Sale of marketable securities
On January 8, 2009, the Company completed the sale of its holdings in Alexco Resource Corp. (“Alexco”) for an average net sale price of approximately $0.60 per share and net proceeds of $3.8 million.

Litigation
NovaGold, certain of its officers and directors and the Galore Creek Mining Corporation are named as defendants in securities class action lawsuits concerning the Company’s statements regarding the Galore Creek project. NovaGold and AGC are also the subject of a lawsuit arising out of an accident at the Rock Creek mine in 2007 where two contractors were killed. See “Legal proceedings”.

Property review

Donlin Creek

Donlin Creek is one of the world’s largest known undeveloped gold deposits, with a feasibility study completed and pre-permitting activities underway to construct a mine estimated to produce more than one million ounces of gold annually for more than 20 years. Donlin Creek is operated by the Donlin Creek LLC, a limited liability company that is owned 50% by NovaGold and 50% by Barrick Gold U.S. Inc. (“Barrick”), a subsidiary of Barrick Gold Corporation. Located in Alaska, the 27,000 acre property hosts a gold deposit currently estimated at 29.3 million ounces of proven and probable reserves averaging 2.4 grams per tonne (g/t) gold, 6.0 million ounces of measured and indicated resources and an additional 4.0 million ounces of inferred resources. Life-of-mine production is estimated at an average of 1.25 million ounces of gold annually, for total recovered gold of 26.2 million ounces. These production levels would make Donlin Creek one of the world’s largest gold-producing mines. The Donlin Creek LLC continues to review the mine plan in light of prevailing gold prices. Additional exploration potential remains in the Donlin Creek district.

During 2009, expenditures at the Donlin Creek project totaled approximately US$25.3 million, with 50% contributed by NovaGold. Work focused on geotechnical drilling for the location of mine facilities, environmental baseline data collection, pre-permitting community advisory meetings and various optimization studies. For 2010, the Donlin Creek LLC has approved a budget of approximately US$28 million, with 50% contributed by NovaGold, which will focus on completing optimization studies, including the potential to bring a source of natural gas to the project. NovaGold expects that these studies will be completed by mid-2010, at which point the Donlin Creek LLC will either file permit applications for the original project design or, upon unanimous Donlin Creek LLC board approval, approve a supplemental budget and proceed to revise the feasibility study to include the natural gas option.

Galore Creek

Galore Creek, a large copper-gold-silver project located in northwestern British Columbia, is held by a partnership in which NovaGold and Teck each own a 50% interest. The project is managed by the Galore Creek Mining Corporation (“GCMC”), owned equally by NovaGold and Teck. The 321,800 acre property holds a large and high-grade undeveloped porphyry-related copper-gold-silver deposit. A resource estimate for the Galore Creek project totals measured and indicated resources of 8.9 billion pounds of copper, 7.3 million ounces of gold and 123 million ounces of silver, with additional inferred resources of 4.0 billion pounds of copper, 4.9 million ounces of gold and 80 million ounces of silver. Construction was initiated in June 2007 and suspended in November 2007 in light of new studies indicating the possibility of increased capital costs and a longer construction schedule than originally anticipated. Optimization studies completed in 2008 and 2009 identified a number of modified approaches to the project that show the potential for expansion of project throughput, a shorter construction schedule and relocation of the process facilities along the project access road to allow for easier construction and future expansion.

4	NovaGold Resources Inc.
Year ended November 30, 2009

Management’s Discussion and Analysis

Work at the project in 2009 focused primarily on roadwork, establishing a road to Km 48 of the proposed 90-Km road. Given the continued strength of the copper market, GCMC is considering a more aggressive program in 2010 to advance the project toward a construction decision. NovaGold plans to release the results of an updated mine plan in Q2-2010 that will use higher copper and gold prices than previous studies and an optimized project design. In addition, GCMC expects to prepare a pre-feasibility study to provide updated capital and operating cost estimates with completion targeted for the first half of 2011. In addition, the Canadian Federal Government recently announced plans to support construction of the 287 kV Northwest Transmission Line (“NTL”) in northwestern British Columbia. If advanced, the NTL will bring a source of stable, renewable power to the region, which would be good for local communities and also for the many mining and renewable energy projects in the area, including Galore Creek.

During 2009, expenditures at the Galore Creek project totaled approximately $13.6 million and the project received $7.5 million from the sale of equipment. Under the terms of the Galore Creek Partnership agreement, Teck is funding all costs for the project until it completes its earn-in obligations, and NovaGold expects to have no near-term funding obligations for the Galore Creek project. At November 30, 2009, the Galore Creek Partnership had cash of $4.7 million and Teck had approximately $25 million remaining in project contributions to earn its 50% interest in the project. Certain road construction equipment and facilities are being recovered and sold as the road progresses. The proceeds from the sales directly fund the project’s activities and do not reduce Teck’s required contributions.

Rock Creek

NovaGold’s Nome Operations comprises three properties: Rock Creek, Big Hurrah and Nome Gold. The properties are located on the Seward Peninsula in Alaska, an area with historical gold production and well-maintained roads and infrastructure. The most advanced property is Rock Creek, which is 90% constructed and designed to produce approximately 100,000 ounces of gold annually, based on the existing 0.5 million ounces of probable gold reserves, 1.9 million ounces of measured and indicated resources and 0.3 million ounces of inferred resources at the three properties. Construction on the Rock Creek mine commenced in the summer of 2006, but was suspended in November 2008 as a result of operating and market conditions and the Company’s inability to arrange bank financing at the time. The Company is completing a detailed review process to evaluate start-up requirements for the Rock Creek project, but does not currently plan to initiate start-up activities in 2010.

On July 2, 2009, AGC received a Notice of Violation (“NOV”) from the Alaska Department of Environmental Conservation (“ADEC”). In the NOV, ADEC alleged that AGC violated the terms of its Waste Management Permit at the Rock Creek mine by failing to comply with the water treatment and injection requirements of the mine’s Temporary Closure Plan. On October 6, 2009, AGC entered into a Compliance Order by Consent (“COBC”) with ADEC resolving the NOV. As a part of the COBC, AGC will treat, inject and apply water at an increased rate to reduce water levels behind the mine’s tailings storage facility dam. If AGC does not comply with the requirements of the COBC, ADEC may assess financial penalties; however, no financial penalties have been assessed at this time. On August 5, 2009, AGC received a Compliance Order from the U.S. Environmental Protection Agency (“EPA”) containing a Clean Water Act § 308 Information Request. The Information Request directed AGC to submit an updated Stormwater Pollution Prevention Plan to EPA and ADEC to stabilize storm water diversion structures at the mine and to provide other information regarding construction of these features. On August 11, 2009, AGC responded to the Information Request in writing, and requested clarification of the request. On October 15, 2009, AGC provided detailed responses to the request. Through conversations with EPA regarding this request, AGC has agreed to update its existing Storm Water Pollution Prevention Plan to include additional details regarding the timing of construction of storm water measures.

On December 31, 2009, AGC received a renewed Certificate of Approval to Operate a Dam (“COA”) from the Alaska Department of Natural Resources (“ADNR”). The COA authorizes AGC’s continued operation of the mine’s tailings storage facility dam. The current term of the renewed COA expires on November 24, 2011. The renewed COA contains conditions AGC must follow to ensure dam safety including, similar to the COBC, the requirement to treat, inject and apply water at an increased rate to reduce water levels behind the mine’s tailings storage facility dam. The renewed COA also requires that AGC notify ADNR of AGC’s preliminary, future intentions concerning the mine site by November 1, 2010. The COA terminated an NOV that had been issued in December 2008.

During 2009, expenditures at the Rock Creek project totaled approximately $27.7 million. NovaGold worked diligently in 2009 to improve the project’s water management structures and action plan to ensure the project remains in compliance with all environmental regulations during the spring freshet, with the objective that the project have no reportable environmental incidents in 2010.

Ambler

On January 7, 2010, NovaGold purchased 100% of the Ambler project, which hosts the high-grade copper-zinc-gold-silver Arctic deposit. Ambler is an exploration-stage property located in Alaska comprising 90,614 acres of Federal patented and unpatented mining claims and State of Alaska mining claims, covering a major portion of the precious-metal-rich Ambler volcanogenic massive sulfide (“VMS”) belt. A resource estimate for the Arctic deposit totals indicated resources of 2.2 billion pounds of zinc, 1.5 billion pounds of copper, 450,000 ounces of gold, 32 million ounces of silver and 350 million pounds of lead, with additional inferred resources of 1.3 billion pounds of zinc, 937 million pounds of copper, 260,000 ounces of gold, 19 million ounces of silver and 210 million pounds of lead.

NovaGold Resources Inc.	5
Year ended November 30, 2009

Management’s Discussion and Analysis

During 2010, NovaGold will continue its community engagement programs at Ambler and has appointed a project team to plan exploration activities, advance environmental baseline studies and conduct engineering and technical studies at the Ambler project, with the goal of gaining a better understanding of the true size and potential of the district as well as the continuity and mineability of the other deposits in the Ambler VMS belt.

Other properties

NovaGold holds a portfolio of earlier-stage exploration projects that have not advanced to the resource definition stage. The Company also earns $1 to $3 million annually from the sale of sand, gravel and land and royalties from placer gold production, largely from its holdings around Nome, Alaska.

Results of operations

	in thousands of Canadian dollars,
	except for per share amounts
	Year ended	Year ended
	November 30, 2009	November 30, 2008
	$	$
Project care and maintenance (Galore Creek)	14,072	13,421
Project care and maintenance (Rock Creek)	25,489	-
Exploration expense	17,916	49,593
Foreign exchange loss (gain)	(15,160)	28,699
General and administrative expenses	4,294	4,389
Interest and accretion	18,470	5,821
Asset impairment	-	160,883
Suspension cost recovery	(648)	(36,097)
Gain on disposal of investment	(125)	(47,271)
Loss for the year after taxes	73,364	194,972
Basic and diluted loss per share	0.42	1.84

For the year ended November 30, 2009, the Company reported a loss of $73.4 million (or $0.42 basic and diluted loss per share) compared to a loss of $195.0 million (or $1.84 basic and diluted loss per share) for the previous year.

In 2008, the Company incurred an asset impairment charge of $160.9 million, made gains on disposal of investments totaling $47.3 million and had a project suspension cost recovery of $36.1 million, with no material comparable amounts in 2009.

Other important variances are as follows: (a) the Company’s project care and maintenance charges in 2009 were $39.6 million compared to $13.4 million in 2008, due primarily to having both Rock Creek and Galore Creek on care and maintenance in 2009, with just Galore Creek in 2008; (b) interest and accretion expenses for the promissory note, convertible debt and bridge loan in 2009 were $18.5 million compared with $5.8 million in 2008; (c) exploration costs were reduced to $17.9 million in 2009 from $49.6 million in 2008, reflecting reduced activity at Galore Creek and Rock Creek; and (d) a $15.2 million foreign exchange gain occurred during 2009, compared to a loss of $28.7 million in 2008, due primarily to the effect on the Company’s U.S. dollar-denominated liabilities of the strengthening of the Canadian dollar against the U.S. dollar.

Income from the Company’s land and gravel sales, gold royalties and other revenues were $1.2 million during 2009 compared with $2.2 million in 2008 due to decreased land sales in Nome, Alaska. Interest income decreased to $0.4 million in 2009 from $2.2 million in 2008 as the result of lower interest rates.

Expenses for the year ended November 30, 2009 were $85.8 million compared to $114.0 million in 2008. The decrease is primarily due to the following:

  Lower exploration expenditures of $17.9 million (mainly related to Donlin Creek) compared to $49.6 million in 2008 ($16.3 million Galore Creek, $25.3 million Donlin Creek and $8.0 million Rock Creek).
  The Canadian dollar strengthened against the U.S. dollar during the year ended November 30, 2009, resulting in substantial foreign exchange gain of $15.2 million compared to $28.7 million of foreign exchange loss in 2008.
  An increase in project care and maintenance activities in 2009 compared to 2008, as the Company had two projects on care and maintenance compared with one project in 2008. This resulted in $39.6 million of care and maintenance in 2009 compared to $13.4 million in 2008.
6	NovaGold Resources Inc.
Year ended November 30, 2009

Management’s Discussion and Analysis

In 2009, the Company completed the sale of 100% of its interest in five Alaskan base-metal exploration-stage properties totaling approximately 397,680 acres of Alaska State mining claims, resulting in a $1.6 million gain on disposal. Also during the year, the disposal of equipment by the Galore Creek Partnership for net proceeds of $7.5 million resulted in a loss of $9.7 million. In 2008, the Company incurred an asset impairment charge of $160.9 million with no comparable amount in 2009.

Fourth quarter results

During the fourth quarter of 2009, the Company recognized a $3.8 million foreign exchange gain due to the strengthening of the Canadian dollar against the U.S. dollar. The Company incurred $15.5 million in care and maintenance ($11.6 million in Rock Creek and $3.9 million in Galore Creek). The Galore Creek project disposed of some its equipment during the fourth quarter, resulting in a $9.1 million loss.

Selected financial data

The following annual and quarterly information is prepared in accordance with Canadian GAAP.

Annual information

Fiscal years ended November 30, 2009, 2008 and 2007:

		in thousands of Canadian dollars,
		except per share amounts
	2009	2008	2007
	$	$	$
Net revenues	1,344	4,270	6,911
Expenses and other items	(85,142)	(77,896)	(184,102)
Loss for the year	(73,364)	(194,972)	(109,043)
Loss per share – basic and diluted	(0.42)	(1.84)	(1.10)
Total assets	781,253	777,185	895,685
Total long-term financial liabilities	(142,212)	(180,671)	(139,131)

Quarterly information

Fiscal quarters prior to the quarter ended November 30, 2008, have all been restated to conform to the change in accounting policy and the future income tax impact.

						in thousands of Canadian dollars,
						except per share amounts
	11/30/09	8/31/09	5/31/09	2/28/09	11/30/08	8/31/08	5/31/08	2/29/08
	$	$	$	$	$	$	$	$
Net revenues	296	261	365	422	856	1,427	275	1,712
Earnings (loss) for the quarter	(21,999)	(18,113)	(4,769)	(28,483)	8)	818	(23,185)	24,163
Earnings (loss) per share – basic	(0.09)	(0.10)	(0.03)	(0.20)	(1.83)	0.01	(0.22)	0.23
Earnings (loss) per share – diluted	(0.09)	(0.10)	(0.03)	(0.20)	(1.83)	0.01	(0.22)	0.22

Factors that can cause fluctuations in the Company’s quarterly results include the timing of stock option grants, foreign exchange gains or losses related to the Company’s U.S. dollar-denominated debt when the Canadian dollar exchange rate fluctuates, disposal of assets or investments, and events such as the suspension of construction activities at the Galore Creek project or the suspension of operations at the Rock Creek project and subsequent activities related thereto. During the last quarter of fiscal 2007, the Company suspended construction at the Galore Creek project recording an estimated suspension cost of $46.6 million net of non-controlling interest, of which net $15.2 million was recovered during the quarter ended February 29, 2008 as a result of GCMC’s purchase of contractors’ equipment remaining at the construction site. During the quarter ended August 31, 2008, the Company recorded a $33.5 million gain on the sale of its NovaGreenPower subsidiary to AltaGas Ltd. During the last quarter of fiscal 2008, the Company recorded an impairment loss on the Rock Creek project of $160.9 million. During the quarter ended February 28, 2009, the Company incurred a total of $16.8 million in interest and accretion and care and maintenance. During the quarter ended May 31, 2009, the Company had a foreign exchange gain of $16.1 million. During the quarter ended August 31, 2009, the Company incurred a total of $12.0 million in interest and accretion and care and maintenance. During the last quarter of fiscal 2009, the Company incurred a $9.1 million loss on disposal of property, plant and equipment and incurred a total of $18.1 million in interest and accretion and care and maintenance. The Company’s properties are not yet in production; consequently, the Company believes that its loss (and consequent loss per share) is not a primary concern to investors in the Company.

NovaGold Resources Inc.	7
Year ended November 30, 2009

Management’s Discussion and Analysis

Liquidity and capital resources

At November 30, 2009, the Company had $38.2 million in cash and cash equivalents, of which $4.7 million was held by GCMC for the Galore Creek project. The Company expended $60.5 million on operating activities during the year ended November 30, 2009, compared with expenditures of $119.4 million on operating activities for the same period in 2008.

During the year, the Company generated $117.4 million in cash flows from financing activities compared with $198.0 million in 2008. In January 2009, the Company completed private placements totaling US$75 million by issuing 57,692,308 Units at a price of US$1.30 per Unit. Each Unit consisted of one common share and one common share purchase warrant exercisable into one share of the Company at a price of US$1.50 prior to the fourth anniversary of the closing date. Warrants and options were exercised during 2009 for net proceeds of $9.1 million, and Galore Creek costs totaling $14.4 million were funded by Teck.

During the year, the Company completed private placements totaling US$75 million by issuing 57,692,308 Units at a price of US$1.30 per Unit. Each Unit consisted of one common share and one common share purchase warrant exercisable into one share of the Company at a price of US$1.50 on or before January 21, 2013. In addition, the Company’s US$20 million bridge loan was converted into 15,762,565 shares at a rate of $1.53 per share, and 1,750,000 warrants at $1.53 per share were exercised for net proceeds of $2.7 million.

During the year, the Company expended $31.0 million on investing activities compared with $164.4 million in 2008. A total of $27.7 million was paid out, mainly on Rock Creek related payables outstanding at the 2008 year end. The Company funded $12.0 million for its share of exploration costs at the Donlin Creek project. The Company also sold its holdings in Alexco for net proceeds of $3.8 million.

The Company has no material off-balance sheet arrangements and no material capital lease agreements.

Contractual obligated cash flow requirements, excluding operating leases, as at November 30, 2009 are as follows.

					in thousands of Canadian dollars,
					unless otherwise specified
	Total	< 1 Year	1–2 Years	2–3 Years	3–4 Years	4–5 Years	Thereafter
	$	$	$	$	$	$	$
Accounts payable and accrued liabilities	13,132	13,132	-	-	-	-	-
Capital leases	1,796	709	751	336	-	-	-
Asset retirement obligations	21,590	860	-	-	-	-	20,730
Convertible notes – interest (a)	US$28,302	US$5,225	US$5,225	US$5,225	US$5,225	US$5,225	US$2,177
Convertible notes – holders option (a)	US$95,000	-	-	-	US$95,000	-	-

(a)

The Convertible notes (“Notes”) mature on May 1, 2015. The holders of the Notes have the right to require the Company to repurchase all or part of their Notes on May 1, 2013 and upon certain fundamental corporate changes at a price equal to 100% of the principal amount of such Notes plus any accrued and unpaid interest.

At November 30, 2009, the Company’s aggregate commitments for operating leases totaled $5.4 million. These operating leases include the Company’s leased head office location and certain office equipment leases ranging from one to ten years. The Company also had purchase commitments outstanding at November 30, 2009 in the amount of US$1.4 million related to the operation of the Rock Creek mine.

8	NovaGold Resources Inc.
Year ended November 30, 2009

Management’s Discussion and Analysis

The future minimum payments under operating leases at November 30, 2009 are approximately as follows.

in thousands of Canadian dollars
Operating leases
$
2010	787
2011	828
2012	629
2013	571
2014	580
Thereafter	2,021
Total	5,416

The Company’s cash balances are largely invested in bank and non-asset backed commercial paper all with the two highest possible investment ratings and that can be easily liquidated with terms of 90 days or less.

Share capital

	Number of shares	Weighted average
	(in thousands)	exercise/conversion price
Issued and outstanding (a)	187,142	-
Options (b)	13,069	$5.62
Performance share units (c)	630	$4.89
Warrants	53,810	US$1.50
Convertible notes (d)	8,953	US$10.61
Fully diluted	263,604

(a)	As at February 10, 2010, the Company had 188,313,388 common shares issued and outstanding.

(b)

As at November 30, 2009, the number of unoptioned shares available for granting stock options under the Company’s 2004 Stock Option Plan was 5.6 million shares (November 30, 2008: 2.4 million shares). During the fiscal year ended November 30, 2009, the Company made no changes to the exercise price of outstanding options through cancellation and reissuance or otherwise. Subsequent to the year end, the Company granted 1,207,100 stock options at an exercise price of $6.40 per share to its employees and directors.

(c)

On May 29, 2009, the Company granted 524,550 performance share units (“PSUs”) to employees and consultants. Each PSU entitles the participant to receive one common share of the Company at the end of a one- year period if certain performance and vesting criteria have been met. The performance and vesting criteria are based on the Company’s share performance relative to a representative group of other mining companies and the TSX index. At November 30, 2009, 504,050 PSUs remained outstanding and, based upon the Company’s actual performance in 2009, a multiplier of 125% has been determined resulting in a total grant of 630,062 shares vesting on May 31, 2010. Subsequent to year end, the Company granted an additional 169,800 PSUs to its employees.

(d)

In March 2008, the Company issued US$95 million in unsecured senior convertible notes. A total of 8,952,971 common shares are issuable upon conversion and additional shares may become issuable following the occurrence of certain corporate acts or events. On conversion, at the Company’s election, holders of the Notes will receive cash, if applicable, or a combination of cash and shares.

(e)

To facilitate the Company’s ability to complete financings over coming years, the Company completed filed a 25- month universal shelf prospectus in December 2009 that is intended to expedite the regulatory review associated with certain debt, convertible or equity financing.

Outlook

At November 30, 2009, the Company had cash and cash equivalents of $38.2 million and working capital of $26.6 million. At November 30, 2008, the Company had cash and cash equivalents of $12.2 million and a working capital deficiency of $19.2 million.

NovaGold Resources Inc.	9
Year ended November 30, 2009

Management’s Discussion and Analysis

The Company’s material projects are Donlin Creek and Galore Creek. The Company’s share of the Donlin Creek 2010 budget is approximately US$14 million, part of which will be incurred for permitting activities at the project. The budget for care and maintenance and optimization studies at the Galore Creek project for 2010 is $8 million; however, under the revised partnership agreement Teck is funding 100% of these costs and NovaGold is not required to fund its share of project costs until Teck has completed its financial earn-in at the project. The Rock Creek project is in care and maintenance with a 2010 budget of approximately US$17 million. The Company has budgeted US$1.5 million for environmental and engineering studies at its Ambler project.

Based on anticipated but not committed expenditures on its projects, the Company will require financing within 12 months to meet its expected ongoing requirements, which include funding for work at Donlin Creek, general and administrative expenses, and care and maintenance expenditures at Rock Creek. Under the terms of the revised partnership agreement with Teck, the Company has no near-term funding obligations at Galore Creek. The Company also expects to require significant financing in future years to meet its share of development costs on the Donlin Creek and Galore Creek projects. The Company intends to fund its plan of operations from working capital and the proceeds of financings. Future financings are expected to be obtained through joint ventures, debt financing, convertible debt, exercise of warrants and options, equity financing, production-sharing arrangements or other means. However, there is no assurance that these initiatives will be successful.

Related party transactions

In March 2009, the Company closed an agreement with Mantra, a related party having a director and a major shareholder in common, to sell to Mantra 100% of its interest in five properties in Alaska totaling approximately 397,680 acres of Alaska State mining claims. In consideration for the sale of the five properties, the Company received 3,125,000 shares of Mantra common stock worth $1.6 million at deal closing. In September 2009, Mantra changed its name to TintinaGold and in October 2009, TintinaGold completed its plan of arrangement to spin out AsiaBaseMetals. At November 30, 2009, the Company held 3,125,000 shares in both companies with a combined fair value of $2.1 million.

During the year ended November 30, 2009, the Company provided exploration and management services totaling $0.1 million (2008: $0.5 million) to Alexco, a related party having two common directors; exploration and management services totaling $0.05 million (2008: nil) to TintinaGold; and exploration and management services totaling US$0.8 million (2008: $0.07 million) to the Donlin Creek LLC. These transactions were in the normal course of business and are measured at the exchange amount, which is the amount agreed to by the parties. At November 30, 2009, the Company had $0.3 million receivable from related parties.

Financial instruments

The Company’s financial instruments are exposed to certain financial risks, including currency risk, credit risk, liquidity risk, interest risk and price risk.

(a) Currency risk

The Company is exposed to the financial risk related to the fluctuation of foreign exchange rates. The Company operates in Canada and the United States and a portion of its expenses are incurred in U.S. dollars. A significant change in the currency exchange rates between the Canadian dollar relative to the U.S. dollar could have an effect on the Company’s results of operations, financial position or cash flows.

The Company has not hedged its exposure to currency fluctuations. At November 30, 2009, the Company is exposed to currency risk through the following assets and liabilities denominated in U.S. dollars.

	in thousands of U.S. dollars
	November 30, 2009	November 30, 2008
	US$	US$
Cash and cash equivalents	9,937	723
Accounts receivables	376	1,159
Reclamation deposits	6,845	6,845
Accounts payable and accrued liabilities	(8,089)	(21,972)
Amounts payable to Barrick – long term	(58,300)	(55,403)
Bridge loan	-	(18,954)
Convertible notes	(55,469)	(51,822)

10	NovaGold Resources Inc.
Year ended November 30, 2009

Management’s Discussion and Analysis

Based on the above net exposures, and assuming that all other variables remain constant, a 10% depreciation or appreciation of the Canadian dollar against the U.S. dollar would result in an increase/decrease of $10.5 million in the Company’s net earnings before tax.

(b) Credit risk

Credit risk is the risk of an unexpected loss if a customer or third party to a financial instrument fails to meet its contractual obligations.

The Company’s cash equivalents and short-term investments are held through large Canadian financial institutions. Short-term and long-term investments (including those presented as part of cash and cash equivalents) are composed of financial instruments issued by Canadian banks and companies with high investment-grade ratings. These investments mature at various dates over the current operating period. The Company’s GST and other receivables consist of general sales tax due from the Federal Government of Canada and amounts due from related parties.

The carrying amount of financial assets recorded in the financial statements, net of any allowances for losses, represents the Company’s maximum exposure to credit risk.

(c) Liquidity risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they fall due (note 1). The Company manages liquidity risk through the management of its capital structure and financial leverage as outlined in note 11 to the consolidated financial statements. Accounts payable and accrued liabilities and coupon interest on the Notes are due within one year from the balance sheet date.

Contractual obligated cash flow requirements as at November 30, 2009 are as follows.

	in thousands of Canadian dollars,
	unless otherwise specified
	Total	< 1 year	1–2 Years	2–3 Years	3–4 Years	4–5 Years	Thereafter
	$	$	$	$	$	$	$
Accounts payable	13,132	13,132	-	-	-	-	-
Operating leases	5,416	787	828	629	571	580	2,021
Capital leases	1,796	709	751	336	-	-	-
Asset retirement obligations	21,590	860	-	-	-	-	20,730
Convertible notes – interest	US$28,302	US$5,225	US$5,225	US$5,225	US$5,225	US$5,225	US$2,177
Convertible notes – holders option	US$95,000	-	-	-	US$95,000	-	-
Promissory note	US$51,600	-	-	-	-	-	US$51,600

(d) Interest rate risk

Interest rate risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market interest rates. The risk that the Company will realize a loss as a result of a decline in the fair value of the short-term investments included in cash and cash equivalents is limited because these investments, although available-for-sale, are generally held to maturity. In respect of financial liabilities, the bridge loan, Notes and capital leases are not subject to interest rate risk because they are at fixed rates. The promissory note owed to Barrick is variable with the U.S. prime rate. Based on the amount owing on the promissory note at November 30, 2009, and assuming that all other variables remain constant, a 1% change in the U.S. prime rate would result in an increase/decrease of $0.6 million in the interest accrued by the Company per annum.

(e) Price risk

The Company is exposed to price risk with respect to commodity prices. The Company closely monitors commodity prices to determine the appropriate course of action to be taken. The Company does not have any hedging or other commodity-based risks respecting its operations.

NovaGold Resources Inc.	11
Year ended November 30, 2009

Management’s Discussion and Analysis

New accounting pronouncements

The accounting policies followed by the Company are set out in note 3 to the audited consolidated financial statements for the year ended November 30, 2009, and have been consistently followed in the preparation of these consolidated financial statements except that the Company has adopted the following CICA standards effective December 1, 2008.

International Financial Reporting Standards (“IFRS”)

In 2006, the Canadian Accounting Standards Board (“AcSB”) published a new strategic plan that will significantly affect financial reporting requirements for Canadian companies. The AcSB strategic plan outlines the convergence of Canadian GAAP with IFRS over an expected five year transitional period. In February 2008, the AcSB announced that 2011 is the changeover date for publicly-listed companies to use IFRS, replacing Canadian GAAP. The changeover date is for interim and annual financial statements relating to fiscal years beginning on or after January 1, 2011. The Company’s transition date of December 1, 2011 will require the restatement for comparative purposes of amounts reported by the Company for the fiscal year commencing December 1, 2010.

The Company has commenced the process to transition from current Canadian GAAP to IFRS. The transition process consists of three primary phases: scoping and diagnostic phase; impact analysis, evaluation and design phase; and implementation and review phase.

  Scoping and diagnostic phase – A preliminary diagnostic review was completed by an external consultant which included the determination, at a high level, of the financial reporting differences under IFRS and the key areas that may be impacted. The areas with the highest potential impact were identified to include the basis of consolidation, related party transactions, impairment of assets, financial instruments and initial adoption of IFRS under the provisions of IFRS 1.

  Analysis, quantification and evaluation phase – In this phase, each area identified from the scoping and diagnostic phase will be addressed in order of descending priority. This phase involves specification of changes required to existing accounting policies, information systems and business processes, together with an analysis of policy alternatives allowed under IFRS and development of draft IFRS financial statement content. The Company anticipates that there will be changes in accounting policies and that these changes may materially impact the financial statements. The full impact on future financial reporting is not reasonably determinable or estimable at this time.

  Implementation and review phase – This phase includes execution of any changes to information systems and business processes and completing formal authorization processes to approve recommended accounting policy changes. It will also include the collection of financial information necessary to compile IFRS-compliant financial statements and audit committee approval of IFRS financial statements.

IFRS 1, “First-Time Adoption of International Financial Reporting Standards”, provides entities adopting IFRSs for the first time with a number of optional exemptions and mandatory exceptions, in certain areas, to the general requirement for full retrospective application of IFRSs. The various accounting policy choices available are being assessed and those determined to be most appropriate in our circumstances will be implemented.

The International Accounting Standard Board currently has projects underway that are expected to result in new pronouncements and as a result, IFRS as at the transition date is expected to differ from its current form. The final impact of IFRS on the financial statements will only be determined once all applicable standards at the conversion date are known.

Inventories

In March 2007, CICA issued the new Handbook Section 3031, “Inventories”, which replaces Section 3030, “Inventories”. The new Section indicates that inventories shall be measured at the lower of cost and the net realizable value. It provides guidelines on determining cost, prohibiting going forward the use of the last in, first out method, and requires the reversal of a previous write-down when the value of inventories increases. On December 1, 2008, the Company adopted these changes, with no impact on its consolidated financial statements.

12	NovaGold Resources Inc.
Year ended November 30, 2009

Management’s Discussion and Analysis

Credit risk and fair value of financial assets and liabilities

In January 2009, CICA issued EIC-173, “Credit Risk and the Fair Value of Financial Assets and Financial Liabilities”. EIC-173 provides guidance on how to account for the credit risk of an entity and counterparty when determining the fair value of financial assets and financial liabilities, including derivative instruments. On December 1, 2008, the Company adopted EIC-173, with no impact on its consolidated financial statements.

Mining exploration costs

In March 2009, CICA issued EIC-174, “Mining Exploration Costs”. EIC-174 provides guidance on the capitalization and impairment review of exploration costs. On December 1, 2008, the Company adopted EIC-174, with no impact on its consolidated financial statements.

Financial Instruments – Disclosures

During 2009, CICA Handbook Section 3862, “Financial Instruments – Disclosures” was amended to require disclosures about the inputs to fair value measurements, including their classification within a hierarchy that prioritizes the inputs to fair value measurement. The three levels of the fair value hierarchy are:

Level 1 – Unadjusted quoted prices in active markets for identical assets or liabilities;
Level 2 – Inputs other than quoted prices that are observable for the asset or liability either directly or indirectly; and
Level 3 – Inputs that are not based on observable market data.

Future Canadian pronouncements

In January 2009, the CICA issued CICA Handbook Section 1582, “Business Combinations”, which replaces former guidance on business combinations. Section 1582 establishes principles and requirements of the acquisition method and related disclosures. In addition, the CICA issued Section 1601, “Consolidated Financial Statements”, and Section 1602, “Non-controlling Interests”, which replaces the existing guidance. Section 1601 establishes standards for the preparation of consolidated financial statements and Section 1602 provides guidance on accounting for non-controlling interest in a subsidiary in consolidated financial statements subsequent to a business combination. These standards apply prospectively to business combinations for which the acquisition date is on or after the beginning of the first annual reporting period beginning on or after January 1, 2011, with earlier application permitted. The Company is currently evaluating these new standards to determine the potential impact on its consolidated financial statements.

New accounting policies

The Company granted PSUs to employees and consultants on May 29, 2009. Each PSU entitles the participant to receive one common share of the Company at the end of a one-year period if certain performance and vesting criteria have been met. The performance and vesting criteria are based on the Company’s share performance relative to a representative group of other mining companies and the TSX index. The number of units that will ultimately vest will be in the range of 0% to 150% of the original grant. The fair value of the PSUs is measured at the grant date relative to the market value of the Company’s common shares and is recognized in earnings over the related service period.

Critical accounting estimates

The most critical accounting estimates upon which the Company’s financial status depends are those requiring estimates of the recoverability of its capitalized mineral property expenditures and intangible assets, impairment of long-lived assets and the amount of future reclamation obligations.

Mineral properties and development costs

During the year ended November 30, 2008, the Company changed its accounting policy relating to mineral property exploration expenditures and now expenses exploration expenditures when incurred. See “Changes in accounting policies” or note 2 of the consolidated financial statements for the year ended November 30, 2008 for a description and the effects of the change.

When it has been established that a mineral deposit is commercially mineable and an economic analysis has been completed, the costs subsequently incurred to develop a mine on the property prior to the start of mining operations are capitalized and will be amortized against future production following commencement of commercial production, or written off if the property is sold, allowed to lapse or abandoned. The Rock Creek project was impaired at the year ended November 30, 2008 and an impairment loss was proportionately allocated to mineral properties and development costs. The recoverability of the amounts recorded on the Rock Creek project was assessed at November 30, 2009 and no further impairment was required.

NovaGold Resources Inc.	13
Year ended November 30, 2009

Management’s Discussion and Analysis

The acquisition of title to mineral properties is a complicated and uncertain process. The Company has taken steps, in accordance with industry standards, to verify title to mineral properties in which it has an interest. Although the Company has made efforts to ensure that legal title to its properties is properly recorded in the name of the Company, there can be no assurance that such title will ultimately be secured.

Intangible assets

The Company reviews and evaluates the carrying value of each intangible asset for impairment when events or changes in circumstances indicate that the carrying amounts of the related asset may not be recoverable. If the total estimated future cash flows on an undiscounted basis are less than the carrying amount of the asset, an impairment loss is recognized and assets are written down to fair value, which is normally determined using the discounted value of future cash flows. Where estimates of future net cash flows are not available and where other conditions suggest impairment, the Company assesses whether carrying value can be recovered by considering alternative methods of determining fair value. When it is determined that an intangible asset is impaired, it is written down to its estimated fair value.

Reclamation costs

The amounts recorded for reclamation costs are estimates based on independent third party engineering studies and the Company’s assessment of the work that is anticipated to remediate old mine workings of the Company’s Nome Gold site, exploration and road remediation at the Galore Creek project, and the Rock Creek mine site. An asset retirement obligation (“ARO”) is recognized initially at fair value with a corresponding increase in the related asset. The ARO is accreted to full value over time through periodic charges to operations. The Galore Creek reclamation obligation has not been discounted due to the uncertainty of timing of when the costs will be incurred. Actual costs incurred during reclamation and the timing of when the costs will be incurred could be materially different from these estimates.

Financial instruments

The Company classifies its financial assets as held-for-trading, available-for-sale or loans and receivables. Financial liabilities are classified as either held-for-trading or loans and receivables.

Held-for-trading financial assets and liabilities are recorded at fair value as determined by active market prices and valuation models, as appropriate. Valuation models require the use of assumptions concerning the amount and timing of estimated future cash flows and discount rates. In determining these assumptions, the Company uses readily observable market inputs where available or, where not available, inputs generated by the Company. Changes in fair value of held-for-trading financial instruments are recorded in net earnings.

Available-for-sale financial assets are recorded at fair value as determined by active market prices. Unrealized gains and losses on available-for-sale investments are recognized in other comprehensive income. If a decline in fair value is deemed to be other than temporary, the unrealized loss is recognized in net earnings. Investments in equity instruments that do not have an active quoted market price are measured at cost.

Loans and receivables are recorded initially at fair value, net of transaction costs incurred, and subsequently at amortized cost using the effective interest rate method.

14	NovaGold Resources Inc.
Year ended November 30, 2009

Management’s Discussion and Analysis

The following provides a comparison of carrying and fair values of each classification of financial instrument as at November 30, 2009.

				in thousands of Canadian dollars
				Other	Total
	Loans and	Available	Held for	financial	carrying	Total fair
	receivables	for sale	trading	liabilities	amount	value
Financial assets
Cash and cash equivalents	-	-	38,180	-	38,180	38,180
Accounts and prepaid receivable	942	-	-	-	942	942
Investments
At cost (a)	-	500	-	-	500	N/A
At fair value	-	2,937	-	-	2,937	2,937
Reclamation deposits	-	-	13,326	-	13,326	13,326
Long-term accounts receivable	130	-	-	-	130	130
Financial liabilities
Accounts payable and accrued liabilities	-	-	-	13,132	13,132	13,132
Promissory note (b)	-	-	-	61,532	61,532	61,532
Convertible debt	-	-	-	58,553	58,553	82,082

The following provides a comparison of carrying and fair values of each classification of financial instrument as at November 30, 2008.

				in thousands of Canadian dollars
				Other	Total
	Loans and	Available	Held for	financial	carrying	Total fair
	receivables	for sale	trading	liabilities	amount	value
Financial assets
Cash and cash equivalents	-	-	12,224	-	12,224	12,224
Accounts and prepaid receivable	2,305	-	-	-	2,305	2,305
Investments
At fair value	-	255	-	-	255	255
Reclamation deposits	-	-	14,585	-	14,585	14,585
Long-term accounts receivable	556	-	-	-	556	556
Financial liabilities
Accounts payable and accrued liabilities	-	-	-	35,930	35,930	35,930
Bridge loan	-	-	-	23,446	23,446	24,740
Promissory note (b)	-	-	-	68,523	68,523	68,523
Convertible debt	-	-	-	63,573	63,573	53,191

(a)	The investments held at cost are not publicly traded and thus the fair value of the investments is not readily determinable.
(b)	The fair value of the promissory note payable to Barrick approximates its carrying value due to the floating interest rate.

Disclosure controls and internal control over financial reporting

Disclosure controls and procedures

Disclosure controls and procedures are designed to ensure that information required to be disclosed in reports filed or submitted by the Company under U.S. and Canadian securities legislation is recorded, processed, summarized and reported within the time periods specified in those rules, including providing reasonable assurance that material information is gathered and reported to senior management, including the Chief Executive Officer (“CEO”) and Chief Financial Officer (“CFO”), as appropriate, to permit timely decisions regarding public disclosure. Management, including the CEO and CFO, has evaluated the effectiveness of the design and operation of our disclosure controls and procedures, as defined in the rules of the U.S. Securities and Exchange Commission and Canadian Securities Administration, as at November 30, 2009. Based on this evaluation, the CEO and CFO have concluded that our disclosure controls and procedures were effective.

Management’s report on internal control over financial reporting

Management is responsible for establishing and maintaining adequate internal control over financial reporting as defined in Rule 13a-15(f) of the U.S. Exchange Act and [NTD CA definition or reference per Chris Barry]. Any system of internal control over financial reporting, no matter how well designed, has inherent limitations. Therefore, even those systems determined to be effective can provide only reasonable assurance with respect to financial statement preparation and presentation. Management has used the Committee of Sponsoring Organizations of the Treadway Commission framework to evaluate the effectiveness of our internal control over financial reporting. Based on this assessment, management has concluded that as at November 30, 2009, our internal control over financial reporting was effective.

NovaGold Resources Inc.	15
Year ended November 30, 2009

Management’s Discussion and Analysis

The effectiveness of our internal control over financial reporting has been audited by PricewaterhouseCoopers LLP, an independent registered public accounting firm, who have expressed their opinion in their report included with our annual consolidated financial statements.

Risk factors

Ability to continue its exploration activities and any future development activities, and to continue as a going concern, will depend in part on its ability to commence production and generate material revenues or to obtain suitable financing

NovaGold has limited financial resources. The Company intends to fund its plan of operations from working capital, the proceeds of financings and revenue from land and gravel sales. In the future, the Company’s ability to continue its exploration and development activities, if any, will depend in part on the Company’s ability to obtain suitable financing.

There can be no assurance that the Company will commence production at any of its mineral properties, generate sufficient revenues to meet its obligations as they become due or obtain necessary financing on acceptable terms, if at all. The Company’s failure to meet its ongoing obligations on a timely basis could result in the loss or substantial dilution of the Company’s interests (as existing or as proposed to be acquired) in its properties. In addition, should the Company incur significant losses in future periods, it may be unable to continue as a going concern, and realization of assets and settlement of liabilities in other than the normal course of business may be at amounts materially different than the Company’s estimates.

Exploration and development

Mineral exploration and development involves a high degree of risk and few properties that are explored are ultimately developed into producing mines. The Company has only defined or delineated reserves at its Rock Creek and Donlin Creek projects and none of its properties are currently under development. The future development of any properties found to be economically feasible will require obtaining permits, financing and construction. The Company is subject to all the risks associated with establishing new mining operations. In addition, there is no assurance that the Company’s mineral exploration activities will result in any discoveries of new bodies of ore. There is also no assurance that if further mineralization is discovered that the ore body would be economical for commercial production. Discovery of mineral deposits is dependent upon a number of factors and significantly influenced by the technical skill of the exploration personnel involved. The commercial viability of a mineral deposit is also dependent upon a number of factors that are beyond the Company’s control. Some of these factors are the attributes of the deposit, commodity prices, government policies and regulation and environmental protection.

Environmental laws and regulations

All of the Company’s exploration and production activities in Canada and the United States are subject to regulation by governmental agencies under various environmental laws. To the extent that the Company conducts exploration activities or undertakes new mining activities in other foreign countries, the Company will also be subject to environmental laws and regulations in those jurisdictions. These laws address emissions into the air, discharges into water, management of waste, management of hazardous substances, protection of natural resources, antiquities and endangered species, and reclamation of lands disturbed by mining operations. Environmental legislation in many countries is evolving and the trend has been toward stricter standards and enforcement, increased fines and penalties for non-compliance, more stringent environmental assessments of proposed projects and increasing responsibility for companies and their officers, directors and employees. Compliance with environmental laws and regulations may require significant capital outlays on behalf of the Company and may cause material changes or delays in the Company’s intended activities. There can be no assurance that future changes in environmental regulations will not adversely affect the Company’s business, and it is possible that future changes in these laws or regulations could have a significant adverse impact on some portion of the Company’s business, causing the Company to re-evaluate those activities at that time.

Reserve and resource estimates

There is a degree of uncertainty attributable to the calculation of reserves and resources and the corresponding grades. Reserve and resource estimates are dependent partially on statistical inferences drawn from drilling, sampling and other data. Reserve and resource figures set forth by the Company are estimates, and there is no certainty that the mineral deposits would yield the production of metals indicated by reserve and resource estimates. Declines in the market price for metals may adversely affect the economics of a deposit and may require the Company to reduce its reserve and resource estimates.

16	NovaGold Resources Inc.
Year ended November 30, 2009

Management’s Discussion and Analysis

Price volatility – gold, copper and other metals

The market price for gold, copper and other metals is volatile and cannot be controlled. There is no assurance that if commercial quantities of gold, copper and other metals are discovered, a profitable market may exist or continue to exist for a production decision to be made or for the ultimate sale of the metals. As the Company is currently not in production, no sensitivity analysis for price changes has been provided or carried out.

Legal proceedings

On December 22, 2008, the Company, certain of its officers and directors, and the Galore Creek Mining Corporation were named as defendants in a consolidated securities class action lawsuit filed in the United States District Court for the Southern District of New York. This complaint consolidates similar complaints filed on August 7, September 9, and November 21, 2008. The plaintiff alleges violations of the Securities Exchange Act of 1934 and the Securities Act of 1933 on the basis of alleged misstatements and omissions in various public statements and filings between October 25, 2006 and November 23, 2007, including the April 16, 2007 registration statement, concerning the Galore Creek property. The plaintiff seeks an unspecified amount of damages in an amount to be proven at trial. On June 5, 2009, the court granted the defendants’ motion to dismiss in part, dismissing all of the plaintiff’s claims under the Securities Act of 1933 concerning the registration statement, dismissing all claims against Galore Creek Mining Corporation, and dismissing certain claims against the Company and its officers and directors under the Securities Exchange Act of 1934. The Company disputes the claims that remain and intends to contest the action vigorously. There can be no assurance that these proceedings will be resolved in favor of NovaGold and an unfavorable outcome of this litigation may have a material adverse impact on the Company’s financial condition.

On October 14, 2009, NovaGold and certain of its directors and officers together with Hatch Ltd., the engineering firm that completed the October 2006 Galore Creek feasibility study, were named as defendants in a purported class action lawsuit commenced by a Notice of Action filed in the Ontario Superior Court of Justice in Canada (the “Ontario Action”). The Notice of Action alleges, among other things, that the defendants made, or were responsible for, misrepresentations in various public statements and filings made from October 25, 2006 through January 16, 2008 concerning NovaGold’s Galore Creek project. On December 29, 2009, the Ontario Action was amended by a Fresh Statement of Claim that made additional allegations and extended the time for the alleged class period back to October 25, 2005. The total amount of damages sought remains at $100 million, which is unchanged from the October Notice of Action referred to above. On October 28, 2009, the same parties were named as defendants in a class action lawsuit commenced in the Supreme Court of British Columbia (the “BC Action”). The Statement of Claim in the BC Action also alleges that the defendants made, or were responsible for, misrepresentations in various public statements and filings made from October 25, 2006 through January 16, 2008 concerning NovaGold’s Galore Creek project. The BC Action is seeking special, general and punitive damages. The Company disputes these claims and believes that it has substantial and meritorious legal and factual defenses, which it intends to pursue vigorously. There can be no assurance that these proceedings will be resolved in favor of NovaGold and an unfavorable outcome of this litigation may have a material adverse impact on the Company’s financial condition.

On July 15, 2009, two claims were filed in the United States District Court for the District of Alaska against NovaGold, AGC and other parties arising out of an accident on July 19, 2007, where two employees of a contractor were killed in a construction-related accident at the Company’s Rock Creek mine. The claims are seeking wrongful death damages in excess of US$2.5 million. The Company and AGC filed an answer to the complaint denying all allegations and asserting certain affirmative defenses. The Company and AGC dispute these claims and believe they have substantial and meritorious legal and factual defenses, which they intend to pursue vigorously. There can be no assurance that these proceedings will be resolved in favor of NovaGold.

NovaGold Resources Inc.	17
Year ended November 30, 2009

Management’s Discussion and Analysis

Cautionary notes

Forward-looking statements

This Management’s Discussion and Analysis contains certain forward-looking statements concerning anticipated developments in NovaGold’s operations in future periods. Forward-looking statements are frequently, but not always, identified by words such as “expects”, “anticipates”, “believes”, “intends”, “estimates”, “potential”, “possible” and similar expressions, or statements that events, conditions or results “will”, “may”, “could” or “should” occur or be achieved. These forward-looking statements are set forth principally under the heading “Outlook” and elsewhere in the Management’s Discussion and Analysis and may include statements regarding perceived merit of properties; ability to commence, or in the case of Rock Creek, recommence start-up; exploration results and budgets; mineral reserve and resource estimates; work programs; capital expenditures; timelines; strategic plans; market price of precious and base metals; possible outcome or merits of litigation; or other statements that are not statement of fact. Forward-looking statements are statements about the future and are inherently uncertain, and actual achievements of NovaGold may differ materially from those reflected in the forward-looking statements due to a variety of risks, uncertainties and other factors. NovaGold’s forward-looking statements are based on the beliefs, expectations and opinions of management on the date the statements are made, and NovaGold does not assume any obligation to update forward-looking statements if circumstances or management’s beliefs, expectations or opinions should change except as required by law. For the reasons set forth above, investors should not place undue reliance on forward-looking statements. Important factors that could cause actual results to differ materially from NovaGold’s expectations include uncertainties involved in disputes and litigation; fluctuations in gold, copper and other commodity prices and currency exchange rates; uncertainties relating to interpretation of drill results and the geology, continuity and grade of mineral deposits; uncertainty of estimates of capital and operating costs, recovery rates, production estimates and estimated economic return; the need for cooperation of Barrick and Teck to advance the Donlin Creek and Galore Creek project, respectively; the need for cooperation of government agencies and native groups in the exploration and development of properties and the issuance of required permits; the need to obtain additional financing to develop properties and uncertainty as to the availability and terms of future financing; the possibility of delay in exploration or development programs or in construction projects and uncertainty of meeting anticipated program milestones; uncertainty as to timely availability of permits and other governmental approvals; uncertainties involved in the Company’s outstanding securities litigation, including the possibility of appeal, the possible discovery of new evidence or acceptance of new legal theories and the difficulty of predicting the decision of judges and juries and other risks and uncertainties disclosed in NovaGold’s Annual Information Form for the year ended November 30, 2009, to be filed shortly with the Canadian securities regulatory authorities, NovaGold’s annual report on Form 40-F to be filed shortly with the United States Securities and Exchange Commission (the “SEC”), and other information released by NovaGold and filed with the appropriate regulatory agencies.

Reserve and resource estimates

This Management’s Discussion and Analysis and other information released by NovaGold uses the terms “resources”, “measured resources”, “indicated resources” and “inferred resources”. United States investors are advised that, while such terms are recognized and required by Canadian securities laws, the SEC does not recognize them. Under United States standards, mineralization may not be classified as a “reserve” unless the determination has been made that the mineralization could be economically and legally produced or extracted at the time the reserve determination is made. Mineral resources that are not mineral reserves do not have demonstrated economic viability. United States investors are cautioned not to assume that all or any part of measured or indicated resources will ever be converted into reserves. Inferred resources are in addition to measured and indicated resources. Further, inferred resources have a great amount of uncertainty as to their existence and as to whether they can be mined legally or economically. It cannot be assumed that all or any part of the inferred resources will ever be upgraded to a higher category. Therefore, United States investors are also cautioned not to assume that all or any part of the inferred resources exist, or that they can be mined legally or economically. National Instrument 43-101 Standards of Disclosure for Mineral Projects (“NI 43-101”) is a rule developed by the Canadian Securities Administrators, which established standards for all public disclosure an issuer makes of scientific and technical information concerning mineral projects. Unless otherwise indicated, all reserve and resource estimates contained in this Management’s Discussion and Analysis and in press releases by the Company in the past and in the future, have been or will be prepared in accordance with NI 43-101 and the Canadian Institute of Mining, Metallurgy and Petroleum Classification System. The requirements of NI 43-101 are not the same as those of the SEC, and reserves reported by NovaGold in compliance with NI 43-101 may not qualify as reserves under the SEC’s standards.

18	NovaGold Resources Inc.
Year ended November 30, 2009

Management’s Responsibility for Financial Reporting – Canada

The accompanying consolidated financial statements of the Company have been prepared by management in accordance with accounting principles generally accepted in Canada, and within the framework of the summary of significant accounting policies in these consolidated financial statements.

A system of internal accounting control is maintained in order to provide reasonable assurance that assets are safeguarded and that transactions are properly recorded and executed in accordance with management’s authorization. This system includes established policies and procedures, the selection and training of qualified personnel and an organization providing for appropriate delegation of authority and segregation of responsibilities.

The Audit Committee of the Board of Directors meets periodically with management and the Company’s independent auditors to review the scope and results of their annual audit and to review the consolidated financial statements and related financial reporting matters prior to submitting the consolidated financial statements to the Board of Directors for approval.

The consolidated financial statements have been audited by PricewaterhouseCoopers LLP on behalf of the shareholders and their report follows.

/s/ Rick Van Nieuwenhuyse	/s/ R. J. MacDonald
Rick Van Nieuwenhuyse	R. J. (Don) MacDonald
President & Chief Executive Officer	Senior V.P. & Chief Financial Officer

February 10, 2010

NovaGold Resources Inc.	19
Year ended November 30, 2009

Management’s Report on Internal Control over Financial Reporting – U.S.

The management of NovaGold Resources Inc. is responsible for establishing and maintaining adequate internal control over financial reporting under Rule 13a-15(f) and 15d-15(f). The Securities Exchange Act of 1934 defines this as a process designed by, or under the supervision of, the Company’s principal executive and principal financial officers and effected by the Company’s Board of Directors, management and other personnel, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles, and includes those policies and procedures that:

  Pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transaction and dispositions of the assets of the Company;
  Provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the Company are being made only in accordance with authorizations of management and directors of the Company; and
  Provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the Company’s assets that may have a material effect on the consolidated financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Projections of any evaluation of effectiveness to future periods are subject to risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Management assessed the effectiveness of the Company’s internal control over financial reporting as of November 30, 2009. In making this assessment, the Company’s management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”) in Internal Control – Integrated Framework.

Based upon our assessment and those criteria, management concluded that the Company’s internal control over financial reporting was effective as of November 30, 2009.

PricewaterhouseCoopers LLP, our independent auditors, has issued an attestation report on internal control over financial reporting for NovaGold Resources Inc. as of November 30, 2009, which is included herein.

/s/ Rick Van Nieuwenhuyse	/s/ R. J. MacDonald
Rick Van Nieuwenhuyse	R. J. (Don) MacDonald
President & Chief Executive Officer	Senior V.P. & Chief Financial Officer

February 10, 2010

20	NovaGold Resources Inc.
Year ended November 30, 2009

Independent Auditors’ Report

To the Shareholders of NovaGold Resources Inc. (“the Company”)

We have completed integrated audits of NovaGold Resources Inc.’s 2009 and 2008 consolidated financial statements and of its internal control over financial reporting as at November 30, 2009. Our opinions, based on our audits, are presented below.

Consolidated financial statements

We have audited the accompanying consolidated balance sheets of NovaGold Resources Inc. as at November 30, 2009 and November 30, 2008, and the related consolidated statements of operations and deficit, comprehensive income (loss), changes in shareholders’ equity and cash flows for each of the years then ended. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits of the Company’s financial statements in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform an audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit of financial statements includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. A financial statement audit also includes assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as at November 30, 2009 and November 30, 2008 and the results of its operations and its cash flows for each of the years then ended in accordance with Canadian generally accepted accounting principles.

Internal control over financial reporting

We have also audited NovaGold Resources Inc.’s internal control over financial reporting as at November 30, 2009, based on criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”). The Company’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management’s Report in Internal Control over Financial Reporting – US. Our responsibility is to express an opinion on the Company’s internal control over financial reporting based on our audit.

We conducted our audit of internal control over financial reporting in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. An audit of internal control over financial reporting includes obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we consider necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

NovaGold Resources Inc.	21
Year ended November 30, 2009

In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as at November 30, 2009 based on criteria established in Internal Control - Integrated Framework issued by the COSO.

/s/ PricewaterhouseCoopers LLP

Chartered Accountants
Vancouver, British Columbia
February 10, 2010

Comments by auditors for U.S. readers on Canada – U.S. reporting difference

In the United States, reporting standards for auditors require the addition of an explanatory paragraph (following the opinion paragraph) when the financial statements are affected by conditions and events that cast substantial doubt on the Company's ability to continue as a going concern, such as those described in Note 1 to the financial statements. Our report to the shareholders dated February 10, 2010 is expressed in accordance with Canadian reporting standards which do not permit a reference to such events and conditions in the auditor's report when these are adequately disclosed in the financial statements.

/s/ PricewaterhouseCoopers LLP

Chartered Accountants
Vancouver, British Columbia
February 10, 2010

22	NovaGold Resources Inc.
Year ended November 30, 2009

Consolidated Balance Sheets
As at November 30, 2009 and 2008

	in thousands of Canadian dollars
	November 30, 2009	November 30, 2008
	$	$
Assets
Current assets
Cash and cash equivalents	38,180	12,224
Accounts and GST receivable	942	2,305
Deposits and prepaid amounts	2,154	2,671
	41,276	17,200

Accounts receivable	130	556
Land	1,892	1,891
Inventories (note 4)	15,547	15,236
Property, plant and equipment (note 5)	454,271	471,121
Mineral properties, rights and development costs (note 6)	247,130	245,982
Investments (note 7)	4,287	7,221
Investment tax credits	3,393	3,393
Reclamation deposits (note 10)	13,326	14,585
	781,252	777,185
Liabilities
Current liabilities
Accounts payable and accrued liabilities	13,132	35,930
Current portion of asset retirement obligations (note 10)	860	483
Current portion of long-term liabilities	705	-
	14,697	36,413
Long-term liabilities
Suspension costs	-	1,101
Bridge loan (note 9)	-	23,446
Promissory note (note 7 (b))	61,532	68,821
Convertible notes (note 8)	58,553	63,573
Capital lease obligations	1,148	2,556
Asset retirement obligations (note 10)	20,730	20,876
Future income taxes (note 16)	8,524	14,381
Other liabilities	249	298
	165,433	231,465

Non-controlling interest (note 3)	293,247	291,231

Shareholders’ equity
Share capital (note 11)	878,086	776,237
Equity component of convertible notes (note 8)	43,352	43,352
Contributed surplus	9,994	9,994
Stock-based compensation (note 11)	31,838	22,223
Warrants (note 11)	31,065	1,995
Deficit	(672,258)	(598,894)
Accumulated other comprehensive income (loss)	495	(418)
	322,572	254,489
	781,252	777,185
Nature of operations and going concern (note 1)
Commitments and contingencies (note 13)

(See accompanying notes to consolidated financial statements)

	Director	Director
Approved by the Board of Directors

NovaGold Resources Inc.	23
Year ended November 30, 2009

Consolidated Statements of Operations and Deficit
For the years ended November 30, 2009 and 2008

	in thousands of Canadian dollars,
except for per share and share amounts
	Year ended	Year ended
	November 30, 2009	November 30, 2008
	$	$
Revenue
Land, gravel, gold and other revenue	1,195	2,167
Interest income	414	2,234
	1,609	4,401
Cost of sales	265	131
	1,344	4,270
Expenses
Corporate development and communication	1,478	1,509
Exploration	17,916	49,593
Foreign exchange loss (gain)	(15,160)	28,699
General and administrative	4,294	4,389
Interest and accretion	18,470	5,821
Professional fees	4,244	3,631
Salaries	5,364	5,487
Salaries – stock-based compensation (note 11 (c) and (e))	9,623	1,443
Project care and maintenance	39,561	13,421
Total expenses	85,790	113,993
Loss before other items	84,446	109,723

Other items
Gain on disposal of investments (note 7)	(125)	(47,271)
Gain on disposal of mineral properties	(1,563)	-
Asset impairment (notes 5 and 6)	-	160,883
Project suspension cost recovery	(648)	(36,097)
Loss on disposal of property, plant and equipment	9,707	-
Non-controlling interest (note 3)	(12,391)	3,704
	(5,020)	81,219

Loss for the year before income taxes	(79,426)	(190,942)
Future income tax expense (recovery) (note 16)	(6,062)	4,030
Loss for the year after income taxes	(73,364)	(194,972)
Deficit – beginning of year	(598,894)	(403,922)
Deficit – end of year	(672,258)	(598,894)
Loss per share
Basic and diluted	(0.42)	(1.84)
Weighted average number of shares (thousands)	172,654	105,727

(See accompanying notes to consolidated financial statements)

24	NovaGold Resources Inc.
Year ended November 30, 2009

Consolidated Statements of Comprehensive Income (Loss)
For the years ended November 30, 2009 and 2008

	in thousands of Canadian dollars
	Year ended	Year ended
	November 30, 2009	November 30, 2008
	$	$
Net loss for the period before other comprehensive income	(73,364)	(194,972)
Unrealized gains (losses) on available-for-sale investments	1,119	(1,151)
Realized gains on available-for-sale investments	-	(15,278)
Future income tax recovery (expense)	(206)	84
Comprehensive loss	(72,451)	(211,317)

Consolidated Statements of Changes in Shareholders’ Equity
For the years ended November 30, 2009 and 2008

	in thousands of Canadian dollars
	Year ended	Year ended
	November 30, 2009	November 30, 2008
	$	$
Share capital
Balance – beginning of year	776,237	760,468
Issued pursuant to private placement	61,480	-
Issued pursuant to stock option exercised	1,558	417
Issued pursuant to warrant exercised	14,601	15,352
Issued pursuant to debt conversion	24,210	-
Balance – end of year	878,086	776,237
Equity component of convertible notes
Balance – beginning of period	43,352	-
Issuance of convertible notes	-	43,352
Balance – end of year	43,352	43,352
Contributed surplus
Balance – beginning of year	9,994	820
Expiration of warrants	-	9,174
Balance – end of year	9,994	9,994
Stock-based compensation
Balance – beginning of year	22,223	19,739
Stock option grants	9,117	2,484
Performance share unit grants	1,265	-
Fair value of exercises	(767)	-
Balance – end of year	31,838	22,223
Warrants
Balance – beginning of year	1,995	9,178
Expiration of warrants	-	(9,174)
Issuance of warrants	34,606	1,995
Fair value of warrant exercises	(5,536)	(4)
Balance – end of year	31,065	1,995
Deficit
Balance – beginning of year	(598,894)	(403,922)
Loss for the year	(73,364)	(194,972)
Balance – end of year	(672,258)	(598,894)
Accumulated other comprehensive income
Balance – beginning of year	(418)	15,927
Unrealized gains (losses) on available-for-sale investments	1,119	(1,151)
Realized gains on available-for-sale investments	-	(15,278)
Future income taxes on unrealized losses (gains)	(206)	84
Balance – end of year	495	(418)
Total shareholders’ equity	322,572	254,489

(See accompanying notes to consolidated financial statements)

NovaGold Resources Inc.	25
Year ended November 30, 2009

Consolidated Statements of Cash Flows
For the years ended November 30, 2009 and 2008

	in thousands of Canadian dollars
	Year ended	Year ended
	November 30, 2009	November 30, 2008
	$	$
Cash flows used in operating activities
Loss for the year	(73,364)	(194,972)
Items not affecting cash
Exploration	14,745	28,241
Amortization	258	284
Interest and accretion	12,435	4,652
Future income tax expense (recovery)	(6,062)	4,030
Foreign exchange loss (gain)	(16,253)	26,028
Stock-based compensation	9,622	1,443
Gain on sale of investments (note 7)	(125)	(47,271)
Gain on disposal of mineral properties	(1,563)	-
Loss on disposal of property, plant and equipment	9,707	-
Project suspension recovery	(648)	(36,097)
Non-controlling interest	(12,391)	3,704
Asset impairment	-	160,883
Net change in non-cash working capital
Decrease in GST and other receivables, deposits and prepaid amounts	1,879	13,519
Increase in inventories	(311)	(6,039)
Increase (decrease) in accounts payable and accrued liabilities	2,046	(21,851)
Decrease in suspension costs – short term	-	(18,636)
Decrease in suspension costs – long term	(453)	(37,271)
	(60,478)	(119,353)
Cash flows from financing activities
Proceeds from issuance of common shares – net	93,948	417
Proceeds from issuance of convertible notes – net	-	93,186
Proceeds from bridge loan – net	-	19,320
Proceeds from non-controlling interest	14,407	69,773
Proceeds from warrant exercises – net	9,065	15,348
	117,420	198,044
Cash flows used in investing activities
Acquisition of property, plant and equipment	(27,674)	(204,533)
Proceeds from disposition of property, plant and equipment	7,683	-
Expenditures on power project development	-	(903)
Expenditures on mineral properties and related deferred costs – net	(3,090)	(53,443)
Decrease in restricted cash	-	58,600
Decrease (increase) in reclamation deposits	(87)	7,305
Decrease (increase) in accounts receivable	426	(289)
Proceeds on sale of investments	3,769	57,540
Increase in investments	(12,013)	(28,660)
	(30,986)	(164,383)
Increase (decrease) in cash and cash equivalents during the period	25,956	(85,692)
Cash and cash equivalents – beginning of year	12,224	97,916
Cash and cash equivalents – end of year	38,180	12,224
Supplemental disclosure
Decrease in accounts payable and accrued liabilities and other liabilities related to mineral properties and property, plant and equipment	(28,056)	(49,501)
Bridge loan converted into shares	24,210	-
Interest received	394	3,239
Interest paid	6,292	4,063

(See accompanying notes to consolidated financial statements)

26	NovaGold Resources Inc.
Year ended November 30, 2009

Notes to Consolidated Financial Statements

1    Nature of operations and going concern

NovaGold Resources Inc. (“NovaGold” or “the Company”) is a precious metals company engaged in the exploration and development of mineral properties in North America. The Company has a portfolio of mineral properties located in Alaska and British Columbia.

The Donlin Creek project is held by a limited liability company owned equally by NovaGold and Barrick Gold U.S. Inc. (“Barrick”). The Galore Creek project is held by a partnership owned equally by NovaGold and Teck Resources Limited (“Teck”).

While these financial statements have been prepared on the basis of a going concern which contemplates the realization of assets and satisfaction of liabilities in the normal course of operations, there are conditions and events that cast substantial doubt about the validity of that assumption. As at November 30, 2009, the Company had consolidated cash of $38.2 million and working capital of $26.6 million. Based on anticipated but not committed expenditures on its projects, the Company will require financing within 12 months to meet its expected ongoing requirements, which include funding for work at Donlin Creek, general and administrative expenses, and care and maintenance expenditures at Rock Creek. Under the terms of the revised partnership agreement with Teck, the Company has no near-term funding obligations at Galore Creek. The Company also expects to require significant financing in future years to meet its share of development costs on the Donlin Creek and Galore Creek projects. The Company intends to fund its plan of operations from working capital and the proceeds of financings. Future financings are expected to be obtained through joint ventures, debt financing, convertible debt, exercise of warrants and options, equity financing, production-sharing arrangements or other means. However, there is no assurance that these initiatives will be successful.

These financial statements do not reflect the adjustments to the carrying value of assets and liabilities and the reported expenses and balance sheet classifications that would be necessary were the going concern assumption inappropriate, and these adjustments could be material.

2    Accounting policies

Basis of presentation

These consolidated financial statements have been prepared using accounting principles generally accepted in Canada (“Canadian GAAP”) and include the accounts of NovaGold Resources Inc. and its material wholly-owned subsidiaries, NovaGold Canada Inc., Alaska Gold Company and NovaGold Resources Alaska, Inc. All significant inter-company transactions are eliminated on consolidation. In addition, the Company consolidates variable interest entities for which it is determined to be the primary beneficiary. As described in note 18, accounting principles generally accepted in Canada differ in certain material respects from accounting principles generally accepted in the United States.

Revenue recognition

Revenue from land sales is recognized when title passes to the purchaser. Gravel revenue is recognized upon shipment when title passes to the purchaser. Lease and rental revenue is recognized as services are rendered. Gold royalties and incidental gold production revenues earned from third-party placer mining activities carried out on the Company’s sand and gravel resource properties are recognized as revenue when the amounts are determinable and collectible and title to the gold has transferred.

Cash and cash equivalents

Cash and cash equivalents include cash on hand, term deposits and short-term highly liquid investments with an original term to maturity of three months or less, which are readily convertible to known amounts of cash and which, in the opinion of management, are subject to an insignificant risk of changes in value. Interest from cash and cash equivalents is recorded on an accrual basis. Cash equivalents are stated at cost, which approximates fair market value.

Reclamation deposits

Certain cash is held in long-term reclamation bonds to support future reclamation work. Interest from reclamation deposits is recorded on an accrual basis.

NovaGold Resources Inc.	27
Year ended November 30, 2009

Notes to Consolidated Financial Statements

Inventories

Inventories consist of supplies and spare parts to be consumed in operations, as well as stockpile ore, and are stated at the lower of cost and net realizable value. Supplies inventory was purchased for the Rock Creek project prior to production and transported to Nome, Alaska by barge to be available once the mine is in operations. Transportation costs have been capitalized. Inventories not expected to be consumed during the next twelve months are classified as long-term.

Property, plant and equipment

Property, plant and equipment are recorded at cost and amortization begins when the asset is substantially put into service. Amortization of heavy machinery and equipment and office furniture and equipment is calculated on a straight-line basis over their estimated useful lives at annual rates between 20 to 30%. Amortization of leasehold improvements is calculated on a straight-line basis over the term of the lease.

Construction in progress and pre-construction costs relate to the Rock Creek mine and Galore Creek project and are recorded at cost. No amortization is calculated until the assets are substantially put into service.

Intangible assets

Intangible assets consist of power transmission rights acquired by the Company upon the asset acquisition of Coast Mountain Power Corp. Intangible assets are recorded at cost and amortized over their respective useful lives on a straight-line basis. The Company intends to amortize the power transmission rights over the expected life of the Galore Creek project on a straight-line basis. The Company assesses the fair value of these intangible assets with the Galore Creek long-lived assets and, if there are indications of impairment, the carrying value would be written down.

Management of the Company reviews and evaluates the carrying value of each intangible asset for impairment when events or changes in circumstances indicate that the carrying amounts of the related asset may not be recoverable. If the total estimated future cash flows on an undiscounted basis are less than the carrying amount of the asset, an impairment loss is recognized and assets are written down to fair value, which is normally determined using the discounted value of future cash flows. Where estimates of future net cash flows are not available and where other conditions suggest impairment, management assesses whether carrying value can be recovered by considering alternative methods of determining fair value.

Land and gravel resources

Land is recorded at cost and, at the time of acquisition, cost was allocated to each of the identifiable parcels of land on a pro rata basis in accordance with that parcel’s estimated value as a percentage of the value of the entire parcel acquired. Cost of sales is determined on the basis of the allocated costs. The costs of the remaining unsold parcels of land are reviewed regularly to determine if impairment exists and, if impairment is determined, the costs would be written down to fair value. To date, there have been no charges for impairment. Property taxes are charged as a current expense in the statement of operations and deficit.

Mineral properties and development costs

The Company expenses mineral property exploration expenditures when incurred.

When it has been established that a mineral deposit is commercially mineable and an economic analysis has been completed, the costs subsequently incurred to develop a mine on the property prior to the start of mining operations are capitalized and will be amortized against production following commencement of commercial production, or written off if the property is sold, allowed to lapse or abandoned.

The acquisition of title to mineral properties is a complicated and uncertain process. The Company has taken steps, in accordance with industry standards, to verify mineral properties in which it has an interest. Although the Company has made efforts to ensure that legal title to its properties is properly recorded in the name of the Company, there can be no assurance that such title will ultimately be secured.

28	NovaGold Resources Inc.
Year ended November 30, 2009

Notes to Consolidated Financial Statements

Impairment of long-lived assets

The Company assesses the possibility of impairment in the net carrying value of its long-lived assets when events or circumstances indicate that the carrying amounts of the asset or asset group may not be recoverable. Management calculates the estimated undiscounted future net cash flows relating to the asset or asset group using estimated future prices, proven and probable reserves and other mineral resources, and operating, capital and reclamation costs. When the carrying value of an asset exceeds the related undiscounted cash flows, the asset is written down to its estimated fair value, which is usually determined using discounted future cash flows. Management’s estimates of mineral prices, mineral resources, foreign exchange, production levels and operating capital and reclamation costs are subject to risk and uncertainties that may affect the determination of the recoverability of the long-lived asset. It is possible that material changes could occur that may adversely affect management’s estimates.

Capitalized financing costs

Financing costs, including interest, are capitalized when they arise from indebtedness incurred, directly or indirectly, to finance development and construction activities on properties that are not yet subject to depreciation or depletion. Once commercial production is achieved, financing costs are charged against earnings.

Asset retirement obligation

The Company’s asset retirement obligation (“ARO”) relates to expected mine reclamation and closure activities. An ARO is recognized initially at fair value with a corresponding increase in related assets. The ARO is accreted to full value over time through periodic accretion charges recorded to operations using the Company’s credit-adjusted risk free rate. In subsequent periods, the Company adjusts the carrying amounts of the ARO and the related asset for changes in estimates of the amount or timing of underlying future cash flows.

Income taxes

The Company uses the liability method of accounting for income taxes. Under this method, current income taxes are recognized for the estimated income taxes payable for the current year. Future income tax assets and liabilities are recognized for temporary differences between the tax and accounting bases of assets and liabilities as well as for the benefit of losses available to be carried forward to future years for tax purposes. Future income tax assets are evaluated and, if realization is not considered more likely than not, a valuation allowance is provided.

Investment tax credits

The Company is eligible to receive investment tax credits (“ITCs”) related to certain of its mineral property expenditures. The ITCs are accounted for as a reduction in the cost of mineral properties or exploration costs in the period when related expenditures are incurred.

Translation of foreign currencies

Foreign operations are integrated with the parent company, NovaGold, and consequently the financial statements of foreign subsidiaries are translated into Canadian currency, NovaGold’s functional currency, using the temporal method. Monetary assets and liabilities are translated at the exchange rate in effect at the balance sheet date and non-monetary assets and liabilities at the exchange rate in effect at the time of acquisition or issue. Revenues and expenses are translated at rates approximating the exchange rate in effect at the time of the transactions. Exchange gains or losses arising on translation are included in income or loss for the year.

Loss per share

Loss per common share is calculated based on the weighted average number of common shares outstanding during the year. The Company follows the treasury stock method in the calculation of diluted earnings per share. Under the treasury stock method, the weighted average number of common shares outstanding used for the calculation of diluted loss per share assumes that the proceeds to be received on the exercise of dilutive stock options and warrants are used to repurchase common shares at the average market price during the period. Since the Company has losses, the exercise of outstanding stock options and warrants has not been included in this calculation as it would be anti-dilutive.

NovaGold Resources Inc.	29
Year ended November 30, 2009

Notes to Consolidated Financial Statements

Variable interest entities

The Company accounts for variable interest entities (“VIE”) in accordance with CICA Accounting Guideline 15, “Consolidation of Variable Interest Entities” (“AcG 15”). AcG 15 prescribes the application of consolidation principles for entities that meet the definition of a VIE. An enterprise holding other than a voting interest in a VIE could, subject to certain conditions, be required to consolidate the VIE if it is considered its primary beneficiary, whereby it would absorb the majority of the VIE’s expected losses, receive the majority of its expected residual returns, or both.

Stock-based compensation and warrants

The Company accounts for stock options and warrants at fair value pursuant to CICA Handbook section 3870, which established standards for the recognition, measurement and disclosure of stock-based compensation and other stock-based payments. Compensation expense for options granted to employees is determined based on estimated fair values of the options at the time of grant using the Black-Scholes option pricing model. The cost is recognized over the vesting period of the respective options and is capitalized to mineral properties and development costs for grants to individuals working directly on advanced mineral projects or to exploration costs on projects in the exploration stage. Warrants granted are recorded at estimated fair values using the Black-Scholes option pricing model.

The Company grants employees performance shares units (“PSUs”), wherein each PSU entitles the participant to receive one common share of the Company at the end of a one-year period if certain market performance and service vesting criteria have been met. The performance and vesting criteria are based on the Company’s performance relative to a representative group of other mining companies and the Toronto Stock Exchange index. The number of units that will ultimately vest will be in the range of 0 to 150% of the original grant. The fair value of the PSUs is measured at the grant date using Monte Carlo simulation, which takes into account, as of the grant date, the fair market value of the shares, expected volatility, expected dividend yield and the risk-free interest rate over the life of the PSU, to generate potential outcomes for stock prices which are used to estimate the probability of the PSUs vesting at the end of the performance measurement period. The fair value is recognized in earnings over the related service period.

Use of estimates and measurement uncertainty

The preparation of financial statements in conformity with Canadian GAAP requires management to make estimates and assumptions of future events that affect the reported amount of assets and liabilities and disclosure of contingent liabilities at the date of the financial statements, and the reported amounts of revenues and expenditures during the reported period. Significant estimates include the basis of impairment of mineral properties, future income taxes and the provision for reclamation costs. Actual results could differ materially from those reported.

Comparative figures

Certain comparative figures have been reclassified to conform to the financial statement presentation adopted for the current year.

New accounting pronouncements

The CICA issued the new Handbook Section 3064, “Goodwill and Intangible Assets”, which replaced Section 3062, “Goodwill and Intangible Assets”. The new standard establishes revised standards for the recognition, measurement, presentation and disclosure of goodwill and intangible assets. The new standard also provides guidance for the treatment of pre-production and start-up costs and requires that these costs be expensed as incurred. On December 1, 2008, the Company adopted these changes, with no impact on its consolidated financial statements.

In March 2007, the CICA issued the new Handbook Section 3031, “Inventories”, which will replace Section 3030, “Inventories”. The new Section recommends that inventories be measured at the lower of cost and the net realizable value. It provides guidelines on determining cost, prohibiting going forward the use of the last in, first out method (“LIFO”), and requires the reversal of a previous write-down when the value of inventories increases. On December 1, 2008, the Company adopted these changes with no impact on its consolidated financial statements.

30	NovaGold Resources Inc.
Year ended November 30, 2009

Notes to Consolidated Financial Statements

In January 2009, the CICA issued EIC-173, “Credit Risk and the Fair Value of Financial Assets and Financial Liabilities”. The EIC provides guidance on how to account for the credit risk of an entity and counterparty when determining the fair value of financial assets and financial liabilities, including derivative instruments. On December 1, 2008, the Company immediately adopted the EIC, with no impact on its consolidated financial statements.

In March 2009, the CICA issued EIC-174, “Mining Exploration Costs”, which provides guidance on the accounting and the impairment review of exploration costs. The Company immediately adopted the EIC with no impact on it s consolidated financial statements.

In June 2009, CICA Handbook Section 3862, Financial Instruments – Disclosures (“Section 3862”), was amended to require disclosures about the inputs to fair value measurements, including their classification within a hierarchy that prioritizes the inputs to fair value measurement. The three levels of the fair value hierarchy are:

Level 1 – Unadjusted quoted prices in active markets for identical assets or liabilities;
Level 2 – Inputs other than quoted prices that are observable for the asset or liability either directly or indirectly; and
Level 3 – Inputs that are not based on observable market data.

The Company immediately adopted this amended standard in 2009 and required disclosures are included in note 15.

Future Canadian pronouncements

In January 2009, the CICA issued CICA Handbook Section 1582, “Business Combinations”, which replaces former guidance on business combinations. Section 1582 establishes principles and requirements of the acquisition method and related disclosures. In addition, the CICA issued Section 1601, “Consolidated Financial Statements”, and Section 1602, “Non-controlling Interests”, which replaces the existing guidance. Section 1601 establishes standards for the preparation of consolidated financial statements and Section 1602 provides guidance on accounting for non-controlling interest in a subsidiary in consolidated financial statements subsequent to a business combination. These standards apply prospectively to business combinations for which the acquisition date is on or after the beginning of the first annual reporting period beginning on or after January 1, 2011, with earlier application permitted. The Company is currently evaluating these new standards to determine the potential impact on its consolidated financial statements.

3    Galore Creek Partnership

The Company determined that the Galore Creek Partnership is a variable interest entity and consequently uses the principles of AcG-15 Consolidation of Variable Interest Entities to determine the accounting for its ownership interest. Management concluded that the Company is the primary beneficiary and consolidates the activities of the Galore Creek Partnership.

On November 26, 2007, the Company and Teck announced that construction activities would be suspended at the Galore Creek project in order to undertake a comprehensive review of the overall design plan when it was recognized that industry wide cost increases and an extension of the anticipated project schedule would likely result in significantly higher cost estimates for the project. At that time, the terms of Teck’s initial contribution into the Galore Creek Partnership (“Partnership”) were amended. Under the amended arrangements, in addition to Teck’s funding from August 1, 2007 to the year ended November 30, 2007 of $264 million, Teck’s total committed investment in the Partnership would be $403 million, including $72 million to be invested in the Partnership over the next five years principally to reassess and evaluate the project’s alternative development strategies. Excluding costs covered by Teck’s $72 million above, the Company and Teck agreed to share the next $100 million of project costs 33% and 67% respectively, and share project costs on a 50/50 basis thereafter.

In February 2009, the Company and Teck renegotiated the Partnership agreement to reduce the $72 million to $60 million, and from November 1, 2008 onwards Teck agreed to fund all of the costs at the project until the $60 million is fully spent. Remaining suspension-related activities, estimated at November 30, 2008 to cost approximately $1.1 million, were fully completed during the three-month period ended February 28, 2009 and funded entirely by Teck.

NovaGold Resources Inc.	31
Year ended November 30, 2009

Notes to Consolidated Financial Statements

Teck’s contributions to date have been recorded as non-controlling interest as follows.

	in thousands of Canadian dollars
	November 30, 2009	November 30, 2008
	$	$
Balance – beginning of year	291,231	217,754
Contributions by Teck	14,407	69,773
Teck’s share of suspension recoveries	324	18,049
Teck’s share of care and maintenance costs	(7,863)	(14,345)
Teck’s share of loss on disposal of fixed assets	(4,852)	-
Balance – end of year	293,247	291,231

Certain cash contributions by Teck have been expensed for accounting purposes. At November 30, 2009, Galore Creek had cash of $4.7 million. Total cash contributions to date by Teck at November 30, 2009 were $348 million and $25 million remained to be contributed for Teck to earn its 50% interest.

4    Inventories

	in thousands of Canadian dollars
	November 30, 2009	November 30, 2008
	$	$
Supplies	13,609	13,523
Stockpiled ore	1,499	1,499
Gold	439	214
Current portion	-	-
Long-term portion	15,547	15,236

5    Property, plant and equipment

		in thousands of Canadian dollars
	November 30, 2009
		Accumulated
	Cost	amortization	Net
	$	$	$
Alaska, USA
Construction costs – Rock Creek	90,519	-	90,519
Mining and milling equipment – Rock Creek	15,342	-	15,342
Heavy machinery and equipment – Rock Creek	2,408	(364)	2,044
British Columbia, Canada
Construction costs – Galore Creek (a)	318,985	-	318,985
Mobile equipment – Galore Creek (a)	26,651	-	26,651
Office furniture and equipment	1,716	(1,291)	425
Leasehold improvements	575	(270)	305
	456,196	(1,925)	454,271

(a)	During 2009, the Galore Creek project disposed of some construction and mobile equipment, which resulted in a $9.1 million loss on disposition.

32	NovaGold Resources Inc.
Year ended November 30, 2009

Notes to Consolidated Financial Statements

	in thousands of Canadian dollars
			November 30, 2008
		Accumulated	Impairment
	Cost	amortization	(a)	Net
	$	$	$	$
Alaska, USA
Construction costs – Rock Creek	220,512	-	(129,993)	90,519
Mining and milling equipment – Rock Creek	36,035	-	(21,243)	14,792
Heavy machinery and equipment – Rock Creek	2,404	(334)	-	2,070
British Columbia, Canada
Construction costs – Galore Creek	324,711	-	-	324,711
Mobile equipment – Galore Creek	38,048	-	-	38,048
Office furniture and equipment	1,648	(1,030)	-	618
Leasehold improvements	575	(212)	-	363
	623,933	(1,576)	(151,236)	471,121

(a)	Asset impairment

Construction of the Rock Creek mine located in Nome, Alaska was substantially completed during 2008 and start- up process began in September 2008, upon receipt of the operating permits. During start-up, the mine experienced unanticipated mechanical problems in the mill and arctic weather conditions caused problems with the crushing circuit. On November 24, 2008 the Company suspended the start-up, system testing and commissioning activities at the Rock Creek mine to conserve cash reserves, and with restricted credit and equity markets the Company believed that it would not be able to obtain financing to continue start-up activities. As a result of the suspension the mine was placed on care and maintenance. The Company had assessed the estimated recoverability of the Rock Creek project and recorded an asset impairment of $160,883,000. The impairment adjustment was calculated by using the present value of the estimated future cash flows to estimate the fair value of the project in accordance with CICA Handbook Section 3063, “Impairment of Long-lived Assets”. The impairment loss was allocated proportionately to construction in progress, mining and milling equipment and mineral properties and development costs.

6   Mineral properties, rights and development costs

	in thousands of Canadian dollars
			Expenditures
	November 30, 2008	Tax credit	(Amortization)	November 30, 2009
	$	$	$	$
Alaska, USA
Rock Creek	6,717	-	1,678	8,395
British Columbia, Canada
Galore Creek	183,597	(625)	1,428	184,400
Power transmission rights	55,668	-	(1,333)	54,335
	245,982	(625)	1,773	247,130

	in thousands of Canadian dollars
		Expenditures
	November 30, 2007	(Amortization)	Impairment	November 30, 2008
	$	$	$	$
Alaska, USA
Donlin Creek	-	-	-	-
Rock Creek	901	15,463	(9,647)	6,717
British Columbia, Canada
Galore Creek	126,707	56,890	-	183,597
Power transmission rights	57,001	(1,333)		55,668
	184,609	71,020	(9,647)	245,982

NovaGold Resources Inc.	33
Year ended November 30, 2009

Notes to Consolidated Financial Statements

7 Investments

	in thousands of Canadian dollars
	November 30, 2009	November 30, 2008
	$	$
Available-for-sale investments (a)	3,438	255
Investments accounted for under the equity method
Donlin Creek LLC (b)	849	3,197
Alexco Resource Corp. (c)	-	3,769
Total investments	4,287	7,221

Investment in Donlin Creek LLC accounted for using the equity method is as follows.

	in thousands of Canadian dollars
	November 30, 2009	November 30, 2008
	$	$
Balance – beginning of year	3,197	-
Funding	12,389	28,660
Exploration and development	(14,737)	(25,463)
Balance – end of year	849	3,197

(a)

Investments classified as available-for-sale are reported at fair value (or marked-to-market) based on quoted market prices, with unrealized gains or losses excluded from earnings and reported as other comprehensive income or loss. The total cost as at November 30, 2009 was $2,785,000 (November 30, 2008: $673,000) and total unrealized holding gains as at November 30, 2009 was $495,000 (total unrealized loss at November 30, 2008: $418,000). The balance includes 126,625 shares in Etruscan Resources Inc. (cost: $5,000; fair value at November 30, 2009: $48,874), a company having two directors in common with the Company; 3,125,000 shares in TintinaGold Resources Inc. (“TintinaGold”) (cost: $916,839; fair value at November 30, 2009: $1,406,250), a company having one director and a major shareholder in common with the Company; and 3,125,000 shares in AsiaBaseMetals Inc. (cost: $645,661; fair value at November 30, 2009: $656,250), a company having one director and a major shareholder in common with the Company.

(b)

On December 1, 2007, together with Barrick, the Company formed a limited liability company (“Donlin Creek LLC”) to advance the Donlin Creek project. The Donlin Creek LLC has a board of four directors, with two nominees selected by each company. All significant decisions related to Donlin Creek require the approval of both companies. As part of the Donlin Creek LLC agreement, the Company agreed to reimburse Barrick over time approximately US$64.3 million, representing 50% of Barrick’s approximately US$128.6 million in expenditures at the Donlin Creek project from April 1, 2006 to November 30, 2007. Reimbursement had been made by the Company paying US$12.7 million of Barrick’s share of project development costs during 2008. A promissory note for the remaining US$51.6 million plus interest at a rate of U.S. prime plus 2% will be paid out of future mine production cash flow. Both parties are currently sharing development costs on a 50/50 basis. Interest on this long- term debt is expensed.

The Company determined that the Donlin Creek LLC is a variable interest entity and consequently used the principles of AcG 15 Consolidation of Variable Interest Entities to determine the accounting for its 50% ownership interest. Management concluded that the Company is not the primary beneficiary and has accounted for its investment in the Donlin Creek LLC using the equity method of accounting. The equity method is a basis of accounting for investments whereby the investment is initially recorded at cost and the carrying value, adjusted thereafter to include the investor’s pro rata share of post-acquisition earnings of the investee, is computed by the consolidation method. Profit distributions received or receivable from an investee reduce the carrying value of the investment.

(c)	The Company sold its entire investment in Alexco Resource Corp. (“Alexco”) in January 2009 for net proceeds of $3.8 million.

(d)

On July 31, 2008, the Company sold 100% of its NovaGreenPower subsidiary to AltaGas Ltd. (“AltaGas”) for $35.0 million plus an additional contingent amount of $5.0 million payable on or before February 15, 2009, dependent on AltaGas receiving certain government approvals. Due to delays in receiving approvals and consequent uncertainty of payment, the Company agreed to settle the contingent payment on November 26, 2008 for $3.5 million thus receiving total proceeds of $38.5 million. NovaGreenPower owned several development-stage run-of-river hydroelectric projects located in northwest British Columbia. The carrying value to the Company of the assets sold, along with transaction costs, was approximately $6.5 million. A gain of $32.0 million was recorded on the sale. The Company believes it has sufficient tax pools to shelter any current tax arising from this sale. The Company will be responsible for certain contingent costs that relate to the predisposition activities of NovaGreenPower. No provision has been made for those costs due to their contingent nature.

34	NovaGold Resources Inc.
Year ended November 30, 2009

Notes to Consolidated Financial Statements

8   Convertible notes

On March 26, 2008, the Company issued US$95.0 million ($96.7 million) in 5.5% unsecured senior convertible notes (“Notes”) maturing on May 1, 2015, and incurred a 3.0% underwriter’s fee and other expenses aggregating $3.5 million, for net proceeds of $93.2 million. Interest is payable semi-annually in arrears on May 1 and November 1 of each year, beginning November 1, 2008. The Notes are convertible into the Company’s common shares at a fixed conversion rate of US$10.61 per common share. A total of 8,952,971 common shares are issuable upon conversion and additional shares may become issuable following the occurrence of certain corporate acts or events. On conversion, at the Company’s election, holders of the Notes will receive cash, if applicable, or a combination of cash and shares. Holders of the Notes will have the right to require the Company to repurchase all or part of their Notes on May 1, 2013, or upon certain fundamental corporate changes, at a price equal to 100% of the principal amount of such Notes plus any accrued and unpaid interest.

The Notes are classified as a liability, less the portion relating to the conversion feature ($43.4 million) which is classified as a component of shareholders’ equity. As a result, the recorded liability to repay the Notes is lower than its face value. Using the effective interest rate method and the 17.78% rate implicit in the calculation, the difference of $43.4 million, characterized as the note discount, is being capitalized to certain projects funded by this offering and charged to interest expense for projects that do not meet the criteria to capitalize, and added to the liability over the term of the Notes.

	in thousands of Canadian dollars
	November 30, 2009	November 30, 2008
	$	$
Beginning balance	63,573	-
Present value of convertible notes on issue	-	51,718
Financing costs allocated to debt component	-	(1,884)
Accretion of debt discount for the year	4,692	2,621
Foreign exchange revaluation	(9,712)	11,118
Convertible notes	58,553	63,573
Conversion right	44,992	44,992
Financing costs allocated to equity component	(1,640)	(1,640)
Equity component of convertible notes	43,352	43,352

9   Bridge loan

On September 26, 2008, the Company secured a bridge loan in the amount of US$20.0 million for proceeds of US$18.8 million, net of commitment fees of US$1.2 million, from Auramet Trading, LLC (“Auramet”). The bridge loan was to mature on December 29, 2008 and bore interest at a rate of 12.0% per annum. Auramet had the right to convert the principal amount of the bridge loan into common shares of the Company at a price of $12.00 per common share. The Company also issued to Auramet warrants to purchase 750,000 common shares of the Company at an exercise price of $7.18 per common share at any time before September 25, 2010. The Company granted to Auramet a security interest in the Rock Creek mine and a pledge of securities in certain material subsidiaries and guarantees. At November 30, 2008, the bridge loan was classified as a long-term liability, less the portion relating to the warrants ($2.0 million) which was classified as a component of shareholders’ equity.

On December 29, 2008, Auramet extended the repayment of the bridge loan to March 13, 2009. As consideration, the Company paid an extension fee of US$1.2million, increased the annual interest rate to 15.0% and re-priced the conversion of the loan and the 750,000 warrants previously issued to the five-day weighted average price of the Company’s common stock at that time of $1.53. The Company also issued an additional 1,000,000 warrants priced at $1.53 with an expiry date of December 29, 2010.

In January and February 2009, Auramet converted the entire US$20.0 million bridge loan into common shares. During 2009, Auramet exercised all of its 1,750,000 warrants at an exercise price of $1.53 per share for proceeds of $2.7 million.

NovaGold Resources Inc.	35
Year ended November 30, 2009

Notes to Consolidated Financial Statements

	in thousands of Canadian dollars
	November 30, 2009	November 30, 2008
	$	$
Bridge loan balance – beginning of the year	23,446	-
Additional equity component on extension of bridge loan	(9,557)	18,561
Financing costs allocated to debt component	(968)	(1,235)
Accretion of debt discount for the period	3,883	2,637
Foreign exchange revaluation	(189)	3,483
Conversion of bridge loan	(16,615)	-
Bridge loan balance – end of the year	-	23,446
Conversion right of extension	8,125	-
Financing costs allocated to equity component	(530)	-
Conversion of bridge loan	(7,595)	-
Equity component	-	-
Warrant component – beginning of period	1,995	-
Warrant component of issuance	1,391	2,137
Financing costs allocated to warrant component	(90)	(142)
Exercise of warrants	(3,296)	-
Fair value of warrants	-	1,995

10  Asset retirement obligation

Although the ultimate amount of the reclamation costs to be incurred cannot be predicted with certainty, the total undiscounted amount of estimated cash flows required to settle the Company’s estimated obligations is $23.3 million, which has been discounted using a credit adjusted risk free rate of 5.0%, except for Galore Creek, which has not been discounted due to the uncertainty of the timing of the reclamation activities as a result of the suspension of the project. Significant reclamation and closure activities include land rehabilitation, decommissioning of roads, bridges, buildings and mine facilities, and other costs.

Changes to the reclamation and closure cost balance during the year are as follows.

	in thousands of Canadian dollars
	November 30, 2009	November 30, 2008
	$	$
Asset retirement obligation – beginning of year	21,359	13,517
Revision in estimates and liabilities incurred	872	8,058
Reclamation expenditures	(641)	(216)
Balance – end of year	21,590	21,359
Less current portion of asset retirement obligation	(860)	(483)
Long-term portion of asset retirement obligation	20,730	20,876

The retirement obligation allocated by projects is as follows.

	in thousands of Canadian dollars
	November 30, 2009	November 30, 2008
	$	$
Galore Creek	13,670	13,584
Rock Creek	7,060	7,292
Nome Gold	860	403
Murray Brook	-	80
	21,590	21,359

The present value of the reclamation liabilities may be subject to change based on management’s current estimates, changes in remediation technology or changes to the applicable laws and regulations.

36	NovaGold Resources Inc.
Year ended November 30, 2009

Notes to Consolidated Financial Statements

As required by regulatory authorities, at November 30, 2009, the Company had cash reclamation deposits totaling $13.3 million (2008: $14.6 million) comprising the following:

	in thousands of Canadian dollars
	November 30, 2009	November 30, 2008
	$	$
Galore Creek (a)	6,100	6,013
Rock Creek	7,226	8,467
Murray Brook	-	105
	13,326	14,585

(a)	Galore Creek’s reclamation deposit is supplemented with an additional $6.1 million letter of credit guaranteed by Teck.

These deposits are invested in government bonds and treasury bills and bear interest at rates ranging from 0.2 to 1.75% per annum.

11   Share capital

Authorized
    1,000,000,000 common shares, no par value
    10,000,000 preferred shares issuable in one or more series

	in thousands of Canadian dollars
	November 30, 2009		November 30, 2008
	Number of	Ascribed	Number of	Ascribed
	shares	value	shares	value
	(thousands)	$	(thousands)	$
Balance – beginning of year	107,509	776,237	104,889	760,468
Issued period to date
For cash pursuant to private placement	57,692	61,480	-	-
Pursuant to debt conversion	15,763	24,210	-	-
For cash and fair value pursuant to stock option agreements	538	1,558	307	417
For cash and fair value pursuant to warrant agreements	5,631	14,601	2,313	15,352
Balance – end of year	187,133	878,086	107,509	776,237
Shares held by a wholly-owned subsidiary eliminated on consolidation	9	-	9	-
Total issued and outstanding	187,142	878,086	107,518	776,237

(a) Private placement

In January 2009, the Company issued by way of private placement 57,692,308 Units for gross proceeds of US$75.0 million. Each Unit consists of one common share of the Company and one common share purchase warrant of the Company. Each share purchase warrant entitles the holder to acquire one common share of the Company at a price of US$1.50 on or before January 21, 2013.

As the Units contain multiple equity components, consisting of common shares and share purchase warrants, the Company used the relative-fair-value approach to allocate the proceeds. The fair value of the share purchase warrants was calculated using the Black-Scholes model based on an average risk-free interest rate of 1.13%, expected life of four years and an expected volatility of 64.6% . As a result, the common shares were recorded at $61.5 million, and the share purchase warrants were recorded at $33.3 million, both inclusive of transaction costs.

(b) Debt conversion

In January and February 2009, Auramet converted the entire US$20.0 million bridge loan into common shares. During 2009, Auramet exercised all of its 1,750,000 warrants at an exercise price of $1.53 per share for proceeds of $2.7 million.

NovaGold Resources Inc.	37
Year ended November 30, 2009

Notes to Consolidated Financial Statements

(c) Stock options

The Company has a stock option plan providing for the issuance of options at a rolling maximum number that shall not be greater than 10% of the issued and outstanding common shares of the Company at any given time. The Company may grant options to its directors, officers, employees and service providers. The exercise price of each option cannot be lower than the market price of the shares at the date of the option grant. The number of shares optioned to any single optionee may not exceed 5% of the issued and outstanding shares at the date of grant. The options are exercisable immediately for a maximum of five years from the date of grant or may be exercisable 1/3 six months after commencement of employment, 1/3 at the first anniversary date and 1/3 at the second anniversary date for a maximum of five years from the date of grant. The Company recognizes compensation cost on a straight-line basis over the respective vesting period for the stock options.

During the year ended November 30, 2009, the Company revised the terms of the stock option plan to provide for tandem stock appreciation rights and cashless exercise provision. A tandem stock appreciation right gives the holder of a stock option the right to surrender to the Company all (or a portion) of a stock option in exchange for a distribution in shares of an amount equal to the excess of (i) the fair market value, on the date such stock option (or such portion thereof) is surrendered, of the common stock covered by such stock option (or such portion thereof), over (ii) the aggregate exercise price of such stock option (or such portion thereof). The modification to outstanding awards did not result in any incremental compensation expense to recognize and the Company continues to measure compensation cost of employee awards based upon the grant date fair value of awards after this amendment.

For the year ended, November 30, 2009, the Company granted 7,711,750 (2008: 1,732,450) stock options at a weighted average fair value of $1.66 (2008: $3.96) and recognized a stock-based compensation charge against income of $8.4 million (2008: $2.5 million of which $1.4 million was charged to income and $1.1 million was capitalized to mineral properties) for options granted to directors, employees and consultants in accordance with CICA 3870, net of forfeitures. As of November 30, 2009, there were 3,695,906 non-vested options outstanding with a weighted average exercise price of $4.55; the non-vested stock option and PSU expense not yet recognized was $5.4 million (2008: $2.7 million); this expense is expected to be recognized over the next two years.

The fair value of the stock options recognized in the consolidated statements of operations and deficit has been estimated using an option pricing model. Assumptions used in the pricing model for each year are provided below.

	Year ended	Year ended
	November 30, 2009	November 30, 2008
Average risk-free interest rate	0.44% – 1.73%	2.99% – 4.01%
Expected life	1.00 – 3.71 years	3.22 – 4.27 years
Expected volatility	70% – 98%	59% – 61%
Expected dividends	Nil	Nil

The Black-Scholes and other option pricing models require the input of highly subjective assumptions. The expected life of the options considered such factors as the average length of time similar option grants in the past have remained outstanding prior to exercise and the vesting period of the grants. Volatility was estimated based upon historical price observations over the expected term. Changes in the subjective input can materially affect the fair value estimate and therefore do not necessarily provide a reliable measure of the fair value of the Company’s stock options.

A summary of the Company’s stock option plan and changes during the years ended is as follows.

	November 30, 2009		November 30, 2008
		Weighted		Weighted
	Number of	average	Number of	average
	options	exercise price	options	exercise price
	(thousands)	$	(thousands)	$
Balance – beginning of year	8,356	8.15	8,761	8.76
Granted	7,712	4.16	1,733	8.17
Exercised	(644)	2.20	(308)	1.36
Expired	(2,355)	9.96	(1,830)	12.25
Balance – end of year	13,069	5.62	8,356	8.15

38	NovaGold Resources Inc.
Year ended November 30, 2009

Notes to Consolidated Financial Statements

The following table summarizes information about the stock options outstanding and exercisable at November 2009.

	Number of		Weighted	Number of	Weighted
	outstanding	Weighted	average	exercisable	average
	options	average years	exercise price	options	exercise price
Range of price	(thousands)	to expiry	$	(thousands)	$
$ 0.62 to $ 1.99	841	2.407	1.00	841	1.00
$ 2.00 to $ 3.99	3,343	3.874	2.69	1,781	2.90
$ 4.00 to $ 5.99	4,890	4.314	5.19	3,380	5.19
$ 6.00 to $ 7.99	1,322	5.312	6.96	1,208	6.86
$ 8.00 to $ 9.99	1,638	6.245	8.65	1,129	8.84
$10.00 to $11.99	30	6.040	10.16	30	10.16
$12.00 to $13.99	40	6.497	13.90	40	13.90
$14.00 to $15.99	795	6.288	14.08	795	14.08
$16.00 to $17.99	150	7.545	16.34	150	16.34
$18.00 to $19.78	20	6.844	19.76	20	19.76
	13,069	4.593	5.62	9,374	6.05

The aggregate intrinsic value of vested share options (the market value less the exercise value) at November 30, 2009 was $11,927,478 (2008: $77,500) and exercised options in 2009 was $1,655,931 (2008: $2,958,482).

(d) Warrants

On December 29, 2008, as part of the extension of the bridge loan discussed in note 9, 1.0 million share purchase warrants were issued with an exercise price of $1.53 per share with a two-year term. Additionally, the 750,000 share purchase warrants issued on the original bridge loan were re-priced at $1.53 per share as part of this agreement; the re-pricing was valued at $0.5 million. During the year, 5,631,582 share purchase warrants were exercised for total proceeds of $9.1 million.

A summary of the Company’s share purchase warrants and the changes for the years then ended is presented below.

	November 30, 2009		November 30, 2008
		Weighted		Weighted
	Number of	average	Number of	average
	warrants	exercise price	warrants	exercise price
	(thousands)	$	(thousands)	$
Balance – beginning of year	750	7.18	6,582	9.42
Granted	58,692	1.64	750	7.18
Exercised	(5,632)	1.61	(2,312)	7.00
Expired	-	-	(4,270)	10.74
Balance – end of year	53,810	1.65	750	7.18

A summary of the Company’s share purchase warrants outstanding at November 30, 2009 is presented below.

	Warrants		Weighted average
	outstanding and	Weighted average	remaining
	exercisable	exercise price	contractual life
Prices	(thousands)	$	(years)
US$ 1.50	53,810	1.65	3.17

(e) Performance share units

The Company has a long-term incentive plan that provides for the issuance of PSUs in amounts as approved by the Company’s Compensation Committee. On May 29, 2009, the Company granted 524,550 PSUs to employees and consultants. Each PSU entitles the participant to receive one common share of the Company at the end of a one year period if certain performance and vesting criteria have been met. The performance and vesting criteria are based on the Company’s performance relative to a representative group of other mining companies and the Toronto Stock Exchange index.

NovaGold Resources Inc.	39
Year ended November 30, 2009

Notes to Consolidated Financial Statements

The actual performance against each of these criteria generates a multiplier that applies against 50% of the PSUs and varies from 0 to 150%. Thus, the shares that may be issued varies between 0 and 150% of 524,550, as reduced by the amounts for recipients no longer at the Company on May 29, 2010. Based upon the Company’s actual performance in January to December 2009, a multiplier of 125% has been determined.

The grant date fair value of PSU granted in 2009 was $4.89 per PSU and compensation expense is recognized over the vesting period. A compensation expense of $1.2 million was recorded during the year. No PSUs are vested as at November 30, 2009. Subsequent to year end, the Company granted an additional 169,800 PSUs to its employees.

12   Related party transactions

In March 2009, the Company closed an agreement with Mantra Mining Inc. (“Mantra”), a related party having a director and a major shareholder in common, to sell to Mantra 100% of its interest in five properties in Alaska. In consideration for the sale of the five properties, the Company received 3,125,000 shares of Mantra common stock with a fair value at the date of issuance of $1.6 million. In September 2009, Mantra changed its name to TintinaGold Resources Inc. (“TintinaGold”) and in October 2009 TintinaGold completed its plan of arrangement to spin out AsiaBaseMetals. At November 30, 2009, the Company held 3,125,000 shares in both companies with a combined fair value of $2.1 million.

During 2009, the Company provided exploration and management services totaling $0.1 million (2008: $0.5 million) to Alexco, a related party having two common directors; exploration and management services totaling $0.05 million (2008: nil) to TintinaGold; and exploration and management services totaling US$0.8 million (2008: $0.07 million) to the Donlin Creek LLC. These transactions were in the normal course of business and are measured at the exchange amount, which is the amount agreed to by the parties. At November 30, 2009, the Company had $0.3 million receivable from related parties.

13   Commitments and contingencies

(a) Lease commitments

The Company is party to certain operating leases. These operating leases include the Company’s leased head office location and certain office equipment with commitments ranging from one to ten years. The future minimum lease payments as at November 30, 2009 are approximately as follows.

in thousands of Canadian dollars
November 30, 2009
$
2010	787
2011	828
2012	629
2013	571
2014	580
Thereafter	2,021

(b) Purchase commitments

As at November 30, 2009, the Company has commitments outstanding in the amount of US$1.4 million relating to the operation of the Rock Creek mine.

(c) Legal actions

The Company, certain of its officers and directors, and the Galore Creek Mining Corporation were named as defendants in a consolidated securities class action lawsuit filed on December 22, 2008 in the United States District Court for the Southern District of New York. This complaint consolidates similar complaints filed on August 7, September 9, and November 21, 2008. The plaintiff alleges violations of the Securities Exchange Act of 1934 and the Securities Act of 1933 on the basis of alleged misstatements and omissions in various public statements and filings between October 25, 2006 and November 23, 2007, including the April 16, 2007 registration statement, concerning the Galore Creek property. The plaintiff seeks an unspecified amount of damages in an amount to be proven at trial. On June 5, 2009, the court granted the defendants’ motion to dismiss in part, dismissing all of the plaintiff’s claims under the Securities Act of 1933 concerning the registration statement, dismissing all claims against Galore Creek Mining Corporation, and dismissing certain claims against the Company and its officers and directors under the Securities Exchange Act of 1934. The Company disputes the claims that remain and intends to contest the action vigorously. There can be no assurance that these proceedings will be resolved in favor of NovaGold and an unfavorable outcome of this litigation may have a material adverse impact on the Company’s financial condition.

40	NovaGold Resources Inc.
Year ended November 30, 2009

Notes to Consolidated Financial Statements

On October 14, 2009, NovaGold and certain of its directors and officers together with Hatch Ltd., the engineering firm that completed the October 2006 Galore Creek feasibility study, were named as defendants in a purported class action lawsuit commenced by a Notice of Action filed in the Ontario Superior Court of Justice in Canada (the “Ontario Action”). The Notice of Action alleges, among other things, that the defendants made, or were responsible for, misrepresentations in various public statements and filings made from October 25, 2006 through January 16, 2008 concerning NovaGold’s Galore Creek project. The Ontario Action seeks general damages in the amount of $100 million. On October 28, 2009, the same parties were named as defendants in a class action lawsuit commenced in the Supreme Court of British Columbia (the “BC Action”). The Statement of Claim in the BC Action also alleges that the defendants made, or were responsible for, misrepresentations in various public statements and filings made from October 25, 2006 through January 16, 2008 concerning NovaGold’s Galore Creek project. The BC Action is seeking special, general and punitive damages. The Company disputes these claims and believes that it has substantial and meritorious legal and factual defenses, which it intends to pursue vigorously. There can be no assurance that these proceedings will be resolved in favor of NovaGold and an unfavorable outcome of this litigation may have a material adverse impact on the Company’s financial condition.

On July 15, 2009, two claims were filed in the United States District Court for the District of Alaska against NovaGold, Alaska Gold Company (“AGC”) and other parties arising out of an accident on July 19, 2007, where two employees of a contractor were killed in a construction-related accident at the Company’s Rock Creek mine. The claims are seeking wrongful death damages in excess of US$2.5 million. The Company and AGC filed an answer to the complaint denying all allegations and asserting certain affirmative defenses. The Company and AGC dispute these claims and believe they have substantial and meritorious legal and factual defenses, which they intend to pursue vigorously.

(d) Environmental

On December 31, 2009, AGC received a renewed Certificate of Approval to Operate a Dam (“COA”) from the Alaska Department of Natural Resources (“ADNR”). The COA authorizes AGC’s continued operation of the mine’s tailings storage facility dam. The current term of the renewed COA expires on November 24, 2011. The renewed COA contains conditions AGC must follow to ensure dam safety including, similar to the COBC, the requirement to treat, inject and apply water at an increased rate to reduce water levels behind the mine’s tailings storage facility dam. The renewed COA also requires that AGC notify ADNR of AGC’s preliminary, future intentions concerning the mine site by November 1, 2010. The COA terminated an NOV that had been issued in December 2008.

On August 5, 2009, AGC received a Compliance Order from the U.S. Environmental Protection Agency (“EPA”) containing a Clean Water Act § 308 Information Request. The Information Request directed AGC to submit an updated Stormwater Pollution Prevention Plan to EPA and the Alaska Department of Environmental Conservation (“ADEC”), to stabilize storm water diversion structures at the mine and to provide other information regarding construction of these features. On August 11, 2009, AGC responded to the Information Request in writing and requested clarification of the request. On October 15, 2009, AGC further responded to the Information Request and provided detailed responses to the request. Through conversations with EPA regarding this request, AGC has agreed to update its existing Storm Water Pollution Prevention Plan to include additional details regarding the timing of construction of storm water measures.

On July 2, 2009, the Company received a Notice of Violation (“NOV”) from ADEC alleging that AGC violated the terms of its Waste Management Permit at the Rock Creek mine by failing to comply with the water treatment and injection requirements of the mine’s Temporary Closure Plan. On October 6, 2009, the Company entered into a Compliance Order by Consent (“COBC”) with ADEC resolving the NOV. As a part of the NOV, the Company will treat, inject, and apply water at an increased rate to reduce water levels behind the mine’s Tailings Storage Facility dam. If the Company does not comply with the requirements of the COBC, ADEC may assess financial penalties; however, no financial penalties have been assessed at this time.

NovaGold Resources Inc.	41
Year ended November 30, 2009

Notes to Consolidated Financial Statements

14   Management of capital risk

The Company’s objectives when managing capital are to safeguard the Company’s ability to continue as a going concern in order to pursue the development of its mineral properties and to maintain a flexible capital structure which optimizes the costs of capital at an acceptable risk (note 1).

In the management of capital, the Company includes the components of shareholders’ equity and convertible notes. The Company manages the capital structure and makes adjustments to it in light of changes in economic conditions and the risk characteristics of the underlying assets. To maintain or adjust the capital structure, the Company may issue new shares, issue new debt or acquire or dispose of assets.

To facilitate the management of its capital requirements, the Company prepares annual expenditure budgets that are updated as necessary depending on various factors, including successful capital deployment and general industry conditions. The annual and updated budgets are approved by the Company’s Board of Directors.

The Company’s investment policy is to invest its cash in highly liquid short-term interest-bearing investments with maturities of 90 days or less from the original date of acquisition, selected with regards to the expected timing of expenditures from continuing operations.

15   Financial instruments

The Company’s activities expose it to a variety of risks arising from financial instruments. These risks and management’s objectives, policies and procedures for managing these risks are disclosed as follows.

Fair values

Held-for-trading financial assets and liabilities are recorded at fair value as determined by active market prices and valuation models, as appropriate. Valuation models require the use of assumptions concerning the amount and timing of estimated future cash flows and discount rates. In determining these assumptions, the Company uses readily observable market inputs where available or, where not available, inputs generated by the Company. Changes in fair value of held-for-trading financial instruments are recorded in net earnings.

Available-for-sale financial assets are recorded at fair value as determined by active market prices. Unrealized gains and losses on available-for-sale investments are recognized in other comprehensive income. If a decline in fair value is deemed to be other than temporary, the unrealized loss is recognized in net earnings. Investments in equity instruments that do not have an active quoted market price are measured at cost.

Loans and receivables are recorded initially at fair value, net of transaction costs incurred, and subsequently at amortized cost using the effective interest rate method.

The Company’s held-to-maturity reclamation deposits are carried at cost and bear fixed interest rates. The fair value of these deposits approximates their carrying values.

42	NovaGold Resources Inc.
Year ended November 30, 2009

Notes to Consolidated Financial Statements

The following provides a comparison of carrying and fair values of each classification of financial instrument as at November 30, 2009.

	in thousands of Canadian dollars
				Other	Total
	Loans and	Available	Held for	financial	carrying	Total fair
	receivables	for sale	trading	liabilities	amount	value
Financial assets
Cash and cash equivalents	-	-	38,180	-	38,180	38,180
Accounts and prepaid receivable	943	-	-	-	943	943
Investments
At cost (a)	-	500	-	-	500	N/A
At fair value	-	2,937	-	-	2,937	2,937
Reclamation deposits	-	-	13,326	-	13,326	13,326
Long term accounts receivable	130	-	-	-	130	130
Financial liabilities
Accounts payable and accrued liabilities	-	-	-	13,132	13,132	13,132
Promissory note (b)	-	-	-	61,532	61,532	61,532
Convertible debt	-	-	-	58,553	58,553	82,082

The following provides a comparison of carrying and fair values of each classification of financial instrument as at November 30, 2008.

				in thousands of Canadian dollars
				Other	Total
	Loans and	Available	Held for	financial	carrying	Total fair
	receivables	for sale	trading	liabilities	amount	value
Financial assets
Cash and cash equivalents	-	-	12,224	-	12,224	12,224
Accounts and prepaid receivable	2,305	-	-	-	2,305	2,305
Investments
At fair value	-	255	-	-	255	255
Reclamation deposits	-	-	14,585	-	14,585	14,585
Long term accounts receivable	556	-	-	-	556	556
Financial liabilities
Accounts payable and accrued liabilities	-	-	-	35,930	35,930	35,930
Bridge loan	-	-	-	23,446	23,446	24,740
Promissory note (b)	-	-	-	68,523	68,523	68,523
Convertible debt	-	-	-	63,573	63,573	53,191

(a)	The investments held at cost are not publicly traded and thus the fair value of the investments is not readily determinable.
(b)	The fair value of the promissory note payable to Barrick approximates its carrying value due to the floating interest rate.

On December 1, 2008, the Company adopted the fair value hierarchy that classifies financial instruments measured at fair value at one of three levels according to the relative reliability of the inputs used to estimate the fair value. The financial instruments from the above schedule that are classified as Level 1 – Quoted prices in active markets are: cash and cash equivalents, investments – at fair value and reclamation deposits. Investments – at cost, bridge loan and convertible debt, are classified as Level 3 – Significant unobservable inputs.

Financial risk management

The Company’s financial instruments are exposed to certain financial risks, including currency risk, credit risk, liquidity risk, interest risk and price risk.

NovaGold Resources Inc.	43
Year ended November 30, 2009

Notes to Consolidated Financial Statements

(a) Currency risk

The Company is exposed to financial risk related to the fluctuation of foreign exchange rates. The Company operates in Canada and the United States and a portion of its expenses are incurred in U.S. dollars. A significant change in the currency exchange rates between the Canadian dollar relative to the U.S. dollar could have an effect on the Company’s results of operations, financial position or cash flows.

The Company has not hedged its exposure to currency fluctuations. At November 30, 2009, the Company is exposed to currency risk through the following assets and liabilities.

	in thousands of U.S. dollars
	November 30, 2009	November 30, 2008
	US$	US$
Cash and cash equivalents	9,937	723
Accounts receivables	376	1,159
Reclamation deposits	6,845	6,845
Accounts payable and accrued liabilities	(8,089)	(21,972)
Amounts payable to Barrick	(58,300)	(55,403)
Bridge loan	-	(18,954)
Convertible notes	(55,469)	(51,822)

Based on the above net exposures as at November 30, 2009, and assuming that all other variables remain constant, a 10% depreciation or appreciation of the Canadian dollar against the U.S. dollar would result in an increase/decrease of $10.5 million in the Company’s net earnings.

(b) Credit risk

Credit risk is the risk of an unexpected loss if a customer or third party to a financial instrument fails to meet its contractual obligations.

The Company’s cash equivalents and short-term investments are held through large Canadian financial institutions. Short-term and long-term investments (including those presented as part of cash and cash equivalents) are composed of financial instruments issued by Canadian banks and companies with high investment-grade ratings. These investments mature at various dates over the current operating period. The Company’s GST and other receivables consist of general sales tax due from the Federal Government of Canada and amounts due from related parties.

The carrying amount of financial assets recorded in the financial statements, net of any allowances for losses, represents the Company’s maximum exposure to credit risk.

(c) Liquidity risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they fall due (note 1). The Company manages liquidity risk through the management of its capital structure and financial leverage as outlined in note 14 to the consolidated financial statements. Accounts payable and accrued liabilities and coupon interest on the convertible notes are due within one year from the balance sheet date.

44	NovaGold Resources Inc.
Year ended November 30, 2009

Notes to Consolidated Financial Statements

Contractual obligated cash flow requirements as at November 30, 2009 are as follows.

	in thousands of Canadian dollars,
	unless otherwise specified
	Total	< 1 Year	1–2 Years	2–3 Years	3–4 Years	4–5 Years	Thereafter
	$	$	$	$	$	$	$
Accounts payable	13,132	13,132	-	-	-	-	-
Operating leases	5,416	787	828	629	571	580	2,021
Capital leases	1,796	709	751	336	-	-	-
Asset retirement obligations	21,590	860	-	-	-	-	20,730
Convertible notes – interest [1]	US$28,302	US$5,225	US$5,225	US$5,225	US$5,225	US$5,225	US$2,177
Convertible notes – holders option [1]	US$95,000	-	-	--	US$95,000	-	-
Promissory note	US$51,600	-	-	-	-	-	US$51,600

1 The Convertible notes (“Notes”) mature on May 1, 2015. The holders of the Notes have the right to require the Company to repurchase all or part of their Notes on May 1, 2013 and upon certain fundamental corporate changes at a price equal to 100% of the principal amount of such Notes plus any accrued and unpaid interest.

(d) Interest rate risk

Interest rate risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market interest rates. The risk that the Company will realize a loss as a result of a decline in the fair value of the short-term investments included in cash and cash equivalents is limited because these investments, although available-for-sale, are generally held to maturity. In respect of financial liabilities, the convertible notes and capital leases are not subject to interest rate risk because they are at fixed rates. The promissory note owed to Barrick is variable with the U.S. prime rate. Based on the amount owing on the promissory note as at November 30, 2009, and assuming that all other variables remain constant, a 1% change in the U.S. prime rate would result in an increase/decrease of $0.6 million in the interest accrued by the Company per annum.

(e) Price risk

The Company is exposed to price risk with respect to commodity prices. The Company closely monitors commodity prices to determine the appropriate course of action to be taken. The Company does not have any hedging or other commodity-based risks respecting its operations.

16   Income taxes

Income tax expense differs from the amount that would result from applying the Canadian federal and provincial income tax rates to earnings before income taxes. These differences result from the following items.

	in thousands of Canadian dollars
	November 30, 2009	November 30, 2008
	$	$
Combined federal and provincial statutory tax rate	30.04%	31.30%
Income taxes at statutory rate	(23,860)	(59,772)
Loss expiry	169	11,964
Share issuance and financing costs	(680)	(1,794)
Foreign exchange on future income tax balance	26,632	(28,343)
Difference in foreign tax rates	(5,725)	(19,173)
Valuation allowance	(5,599)	91,794
Non-deductible expenditures	2,519	1,550
Effect of statutory tax rate change	642	1,576
Others	(160)	6,228
Income tax (recovery) expense	(6,062)	4,030

NovaGold Resources Inc.	45
Year ended November 30, 2009

Notes to Consolidated Financial Statements

Future income taxes arise from temporary differences in the recognition of income and expenses for financial reporting and tax purposes. The significant components of future income tax assets and liabilities at November 30, 2009 and 2008 are as follows.

	in thousands of Canadian dollars
	November 30, 2009	November 30, 2008
	$	$
Future income tax assets
Non-capital losses	63,414	52,659
Mineral property interest	41,925	53,721
Property, plant and equipment	63,886	69,632
Non-controlling interest	73,352	75,719
Suspension liabilities	-	286
Asset retirement obligations	6,123	6,726
Share issuance costs	3,207	4,633
Capital loss carry forwards	4,644	2,728
Other deductible temporary differences	14,092	12,560
Total future tax assets	270,643	278,664
Valuation allowance	(186,623)	(192,222)
Net future income tax assets	84,020	86,442
Future income tax liabilities
Property, plant and equipment	57,720	64,400
Mineral property, rights and development costs	34,824	36,423
Future income tax liabilities	92,544	100,823
Net future income tax liabilities	8,524	14,381

Future tax assets have been recognized to the extent of future taxable income and the future taxable amounts related to taxable temporary differences for which a future tax liability is recognized can be offset. A valuation allowance has been provided against future income tax assets where it is not more likely than not that we will realize those benefits.

The Company has loss carry forwards of approximately $80.6 million in Canada and US$99.5 million in the United States that may be available for tax purposes. The losses are in the following countries and expire as follows.

	in thousands of dollars
	Non-capital losses	Operating losses
	Canada	United States
	$	US$
2010	1,645	-
2011	-	-
2012	-	915
2013	-	-
2014	7,088	-
Thereafter	71,853	98,620
	80,586	99,535

Future use of these U.S. loss carry-forwards is subject to certain limitations under provisions of the Internal Revenue Code including limitations subject to Section 382, which relates to a 50% change in control over a three-year period, and are further dependent upon the Company attaining profitable operations. Another ownership change under Section 382 occurred on March 31, 2009 regarding the losses incurred by AGC and NovaGold Resources Alaska, Inc. Therefore, approximately US$81.6 million of the U.S. losses above are subject to limitation under Section 382. Accordingly, the Company’s ability to use these losses may be limited.

An additional change in control could have occurred since November 30, 2009 which may further limit the availability of losses prior to the date of change in control.

46	NovaGold Resources Inc.
Year ended November 30, 2009

Notes to Consolidated Financial Statements

17   Segmented information

The Company’s revenues and cost of sales from external customers are generated from one reportable operating segment: sales from land and gravel and gold royalties from its operations located in Nome, Alaska. The Company’s property, plant and equipment and exploration assets are located in the United States and Canada and the geographical breakdown is shown in notes 5 and 6.

18   Significant differences from United States accounting principles

Canadian generally accepted accounting principles (“Canadian GAAP”) vary in certain significant respects from the principles and practices generally accepted in the United States (“U.S. GAAP”). The effect of the principal measurement differences on the Company’s consolidated financial statements is quantified below and described in the accompanying notes.

	in thousands of Canadian dollars
	Year ended	Year ended
	November 30, 2009	November 30, 2008
	$	$
Loss for the year reported under Canadian GAAP	(73,364)	(194,972)
Foreign exchange gain (loss) (a)	7,521	(9,695)
Interest and accretion expense (a) (e)	8,231	5,821
Future income tax expense (recovery) (f)	(626)	5,821
Gain on disposal of investment (b)	1,472	-
Dilution gain on shares issued by subsidiary (b)	-	(802)
Loss and comprehensive loss for the year under U.S. GAAP	(56,766)	(199,648)
Net loss per common share – U.S. GAAP
Basic and diluted	(0.33)	(1.89)
Shareholders’ equity reported under Canadian GAAP	322,572	254,489
Cumulative adjustments to shareholders’ equity
Equity component of bridge loan (a)	(3,883)	-
Equity component of convertible notes (a)	(43,352)	(43,352)
Equity investment (b)	-	(1,472)
Future income taxes (f)	(420)	-
Foreign exchange loss (a)	(2,174)	(9,695)
Interest and accretion expense (a) (e)	14,052	5,821
Development costs (c)	(73,712)	(73,712)
Shareholders’ equity under U.S. GAAP	213,083	132,079
Total assets reported under Canadian GAAP	781,252	777,185
Deferred financing costs (d)	2,880	3,291
Property, plant and equipment-interest capitalization (a) (d) (e)	3,492	3,491
Equity investment (b)	-	(1,472)
Development costs (c)	(82,656)	(82,656)
Total assets under U.S. GAAP	704,968	699,839
Total liabilities reported under Canadian GAAP	165,433	231,465
Bridge loan (d) (e)	-	66
Convertible notes (a) (e)	41,729	53,942
Future income taxes (c)	(8,524)	(8,944)
Total liabilities under U.S. GAAP	198,638	276,529
Total non-controlling interest under Canadian and U.S. GAAP	293,247	291,231

	in thousands of Canadian dollars
	Year ended	Year ended
	November 30, 2009	November 30, 2008
	$	$
Cash flows from operating activities under Canadian and U.S. GAAP	(60,478)	(119,353)
Cash flows from financing activities under Canadian and U.S. GAAP	117,420	198,044
Cash flows from investing activities under Canadian and U.S. GAAP	(30,986)	(164,383)

NovaGold Resources Inc.	47
Year ended November 30, 2009

Notes to Consolidated Financial Statements

Measurement differences

A description of the material measurement differences between Canadian GAAP and U.S. GAAP is as follows.

(a)	Bridge loan and convertible notes

Bridge loan

Under U.S. GAAP, the face value of bridge loan is classified as debt, whereas under Canadian GAAP, the net proceeds of the bridge loan is classified as debt, being accreted over time to its face value with the interest and accretion charged to earnings or capitalized to applicable property, plant and equipment or mineral properties. Accordingly, accretion expense would decrease by $3,883,000.

Convertible notes

Under U.S. GAAP, convertible debt instruments are classified as debt until converted to equity, whereas under Canadian GAAP, the proceeds of the convertible debt instrument has been allocated to both debt and equity components, with the debt component being accreted over time to its face value with the interest and accretion charged to earnings or capitalized to applicable property, plant and equipment or mineral properties.

Under U.S. GAAP, a value is assigned to the conversion feature only if the effective conversion rate is less than the market price of the common stock at the commitment date. No value would be assigned under U.S. GAAP to the conversion feature and thus, the entire convertible note is classified as debt. Accordingly, accretion expense would decrease by $4,692,000, and the foreign exchange gain would increase by $7,521,000.

(b)	Equity investment in Alexco

Under U.S. GAAP, changes in the parent company’s proportionate share of subsidiary equity resulting from the additional equity raised by a subsidiary in the development stage are accounted for as an equity transaction on consolidation. Under Canadian GAAP, these gains have been credited against income.

(c)	Development costs

Under U.S. GAAP, the Company expenses development costs until proven and probable reserves are determined and substantially all required permits are obtained.

(d)	Deferred financing costs

U.S. GAAP requires that debt issue costs be reported in the balance sheet as deferred charges. Generally, debt issue costs are capitalized as an asset and amortized over the term of the debt. Financing costs associated with the convertible notes and bridge loan have been offset with the proceeds of the financing under Canadian GAAP. Under U.S. GAAP, the financing costs are set up as a long-term deferred asset and accreted over the life of the debt. In 2008, the accretion amounts were capitalized under ASC Topic 835 to property, plant and equipment and in 2009, the amounts were expensed.

(e)	Interest capitalization

ASC Topic 835 provides for interest costs to be capitalized for qualifying assets under development. Under Canadian GAAP policy, interest is capitalized only on project specific debt. In 2008, interest expenses were capitalized to assets under development under U.S. GAAP. In 2009, all interest was charged against income.

(f)	Future income taxes

Under U.S. GAAP, the Company records future income tax recovery on unrealized gains in other comprehensive income and eliminates future income tax assets from valuation allowance.

48	NovaGold Resources Inc.
Year ended November 30, 2009

Notes to Consolidated Financial Statements

(g)	Uncertain tax position

On December 1, 2007, the Company adopted the U.S. GAAP standards regarding uncertain tax positions. The adoption did not result in any adjustment to opening retained earnings. These standards require uncertain tax positions to be classified as non-current income tax liabilities unless expected to be paid within one year. Upon adoption, there was no reclassification of income tax liabilities from current to non-current on the Company’s balance sheet.

There were no unrecognized tax benefits as at November 30, 2009 and November 30, 2008.

The Company recognizes interest and penalties related to uncertain tax positions, if any, as interest and penalties expense. As of November 30, 2009 and November 30, 2008, there were no balances of accrued interest and penalties related to uncertain tax positions.

The Company is subject to taxes in Canada and the United States. The Company is not currently under audit by any taxing jurisdiction. The tax years that remain subject to examination as of November 30, 2009 are as follows.

Canada                2004 to 2009
United States     1994 to 2009

Additional disclosures

Additional disclosures required by U.S. GAAP are as follows.

New accounting pronouncements

SFAS-160 (ASC Topic 805) “Non-controlling Interests in Consolidated Financial Statements”

In December 2007, the FASB issued SFAS-160, “Non-controlling Interests in Consolidated Financial Statements” (“SFAS-160”), which specifies that non-controlling interests are to be treated as a separate component of equity, not as a liability or other item outside of equity. Because non-controlling interests are an element of equity, increases and decreases in the parent’s ownership interest that leave control intact are accounted for as capital transactions. The statement is effective for business combinations entered into on or after December 15, 2008, and is to be applied prospectively to all non-controlling interests, including any that arose before the effective date. The Company is evaluating the impact of this new standard on the Company’s consolidated financial statements and will adopt the standard on December 1, 2009.

SFAS-141R (ASC Topic 805), “Business Combinations”

In December 2007, FASB issued a revised standard on accounting for business combinations, SFAS-141R. The statement is effective for periods beginning on or after December 15, 2008. SFAS-141R requires fair value measurement for all business acquisitions, including pre-acquisition contingencies. The standard also expands the existing definition of a business and removes certain acquisition related costs from the purchase price consideration. The Company is evaluating the impact of this new standard on the Company’s consolidated financial statements and will adopt this standard on December 1, 2009.

SFAS-165 (ASC Subtopic 855-10) “Subsequent Events”

In May 2009, the FASB issued Statement of Financial Accounting Standards No. 165, Subsequent Events, (“SFAS 165”). The statement is effective for financial statements ending after June 15, 2009. SFAS 165 establishes general standards of accounting for and disclosure of subsequent events that occur after the balance sheet date. Entities are also required to disclose the date through which subsequent events have been evaluated and the basis for that date.

SFAS-168 (ASU 2009-1) “FASB Accounting Standards Codification”

In July 2009, U.S. GAAP switched to a completely new codification scheme aimed to simplify U.S. GAAP accounting research. The old system was a compilation of several unrelated labeling systems and sub systems (FASB system, SEC system, etc.) that were poorly cross-referenced and as a result was difficult when researching a particular subject to know if all applicable GAAP had been found. The statement is effective for financial statements issued for interim and annual periods ending after September 15, 2009 and is adopted by the Company in the 2009 annual consolidated financial statements.

NovaGold Resources Inc.	49
Year ended November 30, 2009

Notes to Consolidated Financial Statements

FSP APB 14-1 (ASC Subtopic 470-20), “Accounting for Convertible Debt Instruments That May Be Settled in Cash Upon Conversion”

In May 2008, FASB issued FASB Staff Position Accounting Principles Board 14-1 (“APB 14-1”), which revises the accounting treatment for convertible debt instruments that may be settled in cash upon conversion, including partial cash settlement. APB 14-1 requires the issuer to separately account for the liability and equity components of convertible debt instruments. The value assigned to the liability component would be the estimated fair value, as of the date of issuance, of similar debt without the conversion option, but including any other embedded features. The difference between the proceeds of the debt and the value allocated to the liability component would be recorded in equity. The standard is effective for periods beginning on or after December 15, 2008, and is to be applied retrospectively. The Company is evaluating the impact of APB 14-1 on the Company’s consolidated financial statements and will adopt this standard on December 1, 2009.

EITF 07-5 (ASC Topic 815) “Determining Whether an Instrument (or Embedded Feature) is Indexed to an Entity’s Own Stock”

In June 2008, FASB Task Force reached a consensus on EITF Issue No. 07-5, “Determining Whether an Instrument (or Embedded Feature) is Indexed to an Entity’s Own Stock” (EITF 07-5”). The standard provides that an equity-linked financial instrument (or embedded feature) would not be considered indexed to the entity’s own stock if the strike price is denominated in a currency other than the issuer’s functional currency. EITF 07-5 is effective for periods beginning on or after December 15, 2008. The Company is evaluating the impact of EITF 07-5 on the Company’s consolidated financial statements and will adopt this standard on December 1, 2009.

EITF 08-4 (ASC Subtopic 470-20) “Transition Guidance for Conforming Changes to EITF Issue No. 98-5, “Accounting for Convertible Securities with Beneficial Conversion Features or Contingently Adjustable Conversion Ratios”

In June 2008, FASB Task Force provided transition guidance for conforming changes made to EITF 98-5, “Accounting for Convertible Securities with Beneficial Conversion Features or Contingently Adjustment Conversion Ratios” that resulted from Issue 00-27 and Statement 150 (“EITF 08-4”). EITF 08-4 is effective for fiscal years ending after December 15, 2008. The Company is evaluating the impact of EITF 08-4 on the Company’s consolidated financial statements and will adopt this standard on December 1, 2009.

EITF 08-6 (ASC Subtopic 323-10) “Equity Method Investment Accounting Considerations”

In November 2008, FASB Task Force clarified the accounting for certain transactions and impairment considerations involving equity method investments (“EITF 08-6”). Topics related to equity method investments include the initial carrying value of an equity method investment, impairment assessment of investees intangibles and an equity investee’s issuance of shares. EITF 08-6 is effective for fiscal years beginning on or after December 15, 2008. The Company is evaluating the impact of EITF 08-6 on the Company’s consolidated financial statements and will adopt this standard on December 1, 2009.

19   Subsequent events

The Company has evaluated subsequent events through the date of issuance, February 10, 2010 and provides disclosure as follows.

On January 7, 2010, the Company purchased 100% of the Ambler property in northern Alaska, which hosts the copper-zinc-gold-silver Arctic deposit. As consideration, the Company issued 931,098 shares with a fair value at issuance of US$5 million and has agreed to make cash payments to the vendor of US$12 million each in January 2011 and January 2012, respectively. The vendor will retain a 1% net smelter return royalty that the Company can purchase at any time for a one-time payment of US$10 million.

50	NovaGold Resources Inc.
Year ended November 30, 2009

Appendix - Reserve & Resource Table

NovaGold Resources Inc.
Proven and Probable Reserves, Measured, Indicated and Inferred Resources for Gold (Au), Silver (Ag), Copper (Cu), Zinc (Zn) and Lead (Pb
As at December 22, 2009

Reserves

			In Situ Grade					Total Contained Metal					NovaGold Share Net After Earn-Ins
Property	Reserve	Tonnes	Au	Ag	Cu	Zn	Pb	Au	Ag	Cu	Zn	Pb	Au	Ag	AuEq	Cu	Zn	Pb
% Ownership	Category	Millions	g/t	g/t	%	%	%	Moz	Moz	Mlbs	Mlbs	Mlbs	Moz	Moz	Moz	Mlbs	Mlbs	Mlbs

Donlin Creek (1) approximately 0.87 g/t Au Cutoff	Proven	8.4	2.59					0.70					0.35		0.35
50% Ownership - 50% Owned by Barrick Gold U.S. Inc.	Probable	375.4	2.37					28.57					14.29		14.29
	Total P&P	383.8	2.37					29.27					14.64		14.64

Rock Creek (2) 0.6 g/t Au Cutoff	Proven
100% Ownership	Probable	7.8	1.30					0.32					0.32		0.32

Big Hurrah (2) 1.33 g/t Au Cutoff	Proven
100% Ownership	Probable	1.2	4.82					0.19					0.19		0.19

Total Proven Reserves		8.4	2.59					0.70					0.35		0.35
Total Probable Reserves		384.4	2.35					29.08					14.80		14.80
Total Proven and Probable Reserves		392.8	2.36					29.78					15.15		15.15

Resources (exclusive of Reserves)

			In Situ Grade					Total Contained Metal					NovaGold Share Net After Earn-Ins
Property	Resource	Tonnes	Au	Ag	Cu	Zn	Pb	Au	Ag	Cu	Zn	Pb	Au	Ag	AuEq	Cu	Zn	Pb
% Ownership	Category	Millions	g/t	g/t	%	%	%	Moz	Moz	Mlbs	Mlbs	Mlbs	Moz	Moz	Moz	Mlbs	Mlbs	Mlbs

Donlin Creek (3)(4) approximately 0.87 g/t Au Cutoff	Measured	1.2	2.19					0.08					0.04		0.04
50% Ownership - 50% Owned by Barrick Gold U.S. Inc.	Indicated	93.4	1.97					5.92					2.96		2.96
	Total M&I	94.6	1.97					6.01					3.00		3.00

	Inferred	54.5	2.29					4.02					2.01		2.01

Galore Creek (3)(5) 0.21% CuEq Cutoff	Measured	4.7	0.37	4.41	0.52			0.06	0.7	54			0.03	0.3	0.04	27
50% Ownership - 50% Owned By Teck Cominco Limited	Indicated	781.0	0.29	4.88	0.52			7.21	122.4	8,872			3.61	61.2	4.64	4,436
	Total M&I	785.7	0.29	4.87	0.52			7.27	123.1	8,926			3.64	61.5	4.68	4,463

	Inferred	357.7	0.18	3.69	0.36			2.06	42.5	2,858			1.03	21.2	1.39	1,429

Copper Canyon (3)(6) 0.35% CuEq Cutoff	Inferred	164.8	0.54	7.15	0.35			2.86	37.9	1,160			1.72	22.7	2.10	696
60% Ownership - NovaGold interest held in trust for
the Galore Creek Partnership	Total Inferred	522.5	0.29	4.79	0.35			4.92	80.4	4,018			2.74	44.0	3.49	2,125

Rock Creek (3)(7) 0.6 g/t Au Cutoff	Measured
100% Ownership	Indicated	7.7	1.21					0.29					0.29		0.29
	Total M&I	7.7	1.21					0.29					0.29		0.29

	Inferred	0.6	1.09					0.02					0.02		0.02

Big Hurrah (3)(8) 1.0 g/t Au Cutoff	Measured
100% Ownership	Indicated	0.9	2.68					0.08					0.08		0.08
	Total M&I	0.9	2.68					0.08					0.08		0.08

	Inferred	0.2	2.97					0.02					0.02		0.02

Ambler (3)(9) $100 Gross Metal Value / Tonne Cutoff	Measured
100% Ownership	Indicated	16.8	0.83	59.63	4.14	6.03	0.94	0.45	32.3	1,538	2,237	350	0.45	32.3	0.99	1,538	2,237	350
	Total M&I	16.8	0.83	59.63	4.14	6.03	0.94	0.45	32.3	1,538	2,237	350	0.45	32.3	0.99	1,538	2,237	350

	Inferred	11.9	0.67	48.37	3.56	4.99	0.80	0.26	18.6	937	1,313	210	0.26	18.6	0.57	937	1,313	210

		m3
		Millions	g/m3
Nome Gold (3)(10) 0.20 g/m3 Au Cutoff	Measured	79.1	0.32					0.80					0.80		0.80
100% Ownership	Indicated	83.8	0.28					0.76					0.76		0.76
	Total M&I	162.9	0.30					1.56					1.56		1.56

	Inferred	30.6	0.27					0.25					0.25		0.25

Total Proven & Probable Reserves Contained Metal	29.78					15.15		15.15
Total Measured & Indicated Contained Metal (exclusive of Reserves)	15.66	155.4	10,465	2,237	350	9.02	93.8	10.61	6,001	2,237	350
Total Inferred Contained Metal	9.49	99.0	4,955	1,313	210	5.31	62.6	6.36	3,062	1,313	210

Notes:

1.

These reserve and resource estimates have been prepared in accordance with NI 43-101 and the CIM Definition Standards. See “Cautionary Note to U.S. Investors – Information Concerning Preparation of Resource and Reserve Estimates”.

2.	See numbered footnotes below on reserve and resource information. Reserves and resources shown in the right-hand columns are reported as net values to NovaGold.
3.	AuEq - gold equivalent is calculated using gold and silver in the ratio of gold + silver / (US$650 Au / US$11 Ag).
4.	Sums may not agree due to rounding.

Reserve and Resource Footnotes:

(1)

The basis for the cut-off grade was an assumed gold price of US$725/oz. The reserve and resource estimates for Donlin Creek are based on the technical report titled “Donlin Creek Gold Project, Alaska, USA, NI 43-101 Technical Report” dated April 1, 2009, a copy of which is available on SEDAR at www.sedar.com and on EDGAR at www.sec.gov.

(2)	The basis for the cut-off grade was an assumed gold price of US$500/oz. The reserve estimates for Rock Creek and Big Hurrah are based on the technical report titled “Technical Report, Rock Creek and Big Hurrah Project” dated February 21, 2008, a copy of which is available on SEDAR at www.sedar.com and on EDGAR at www.sec.gov.

(3)	Mineral resources that are not mineral reserves do not have demonstrated economic viability. Inferred resources are in addition to measured and indicated resources. Inferred resources have a great amount of uncertainty as to their existence and whether they can be mined legally or economically. It cannot be assumed that all or any part of the inferred resources will ever be upgraded to a higher category. See “Cautionary Notes – Reserve and Resource Estimates”.

(4)	A variable cut-off grade has been estimated based on recent estimates of mining costs, processing costs (dependent upon sulfur content), selling costs and royalties. Resources are constrained within a Lerchs-Grossman (LG) open-pit shell using the long-term metal price assumption of US$850/oz of gold. Assumptions for the LG shell included pit slopes variable by sector and pit area: mining cost is variable with depth, averaging US$2.08/t mined; process cost is calculated as the percent sulfur grade x US$2.7948 + US$12.82; general and administrative costs, gold selling cost and sustaining capital are reflected on a per tonne basis. Based on metallurgical testing, gold recovery is assumed to be 89.5%. The reserve and resource estimates for Donlin Creek are based on the technical report titled “Donlin Creek Gold Project, Alaska, USA, NI 43-101 Technical Report” dated April 1, 2009, a copy of which is available on SEDAR at www.sedar.com and on EDGAR at www.sec.gov.

(5)	The copper-equivalent grade was calculated as follows: CuEq = Recoverable Revenue ÷ 2204.62 ÷ US$1.55 ÷ Cu Recovery. Where: CuEq = Copper equivalent grade; Recoverable Revenue = Revenue in U.S. dollars for recoverable copper, recoverable gold, and recoverable silver using metal prices of Cu US$/lb = 1.550, Au US$/oz = 650, Ag US$/oz = 11. Cu Recovery = Recovery for copper based on mineral zone and total copper grade. The cut-off grade is based on assumptions of offsite concentrate and smelter charges and onsite plant recovery and is used for break-even mill feed/waste selection. The resource estimate for Galore Creek is based on the technical report titled “Galore Creek Property NI 43-101 Technical Report” dated January 25, 2008, a copy of which is available on SEDAR at www.sedar.com and on EDGAR at www.sec.gov.

(6)	The copper equivalent (CuEq) calculations use metal prices of US$375/oz for gold, US$5.50/oz for silver and US$0.90/lb for copper. CuEq calculations reflect gross metal content that have been adjusted for metallurgical recoveries based on the following criteria: copper recovery = (%Cu - 0.06)/%Cu with a minimum of 50% and maximum of 95%; gold recovery = (Au g/t – 0.14)/Au g/t with a minimum of 30% and maximum of 80%; and silver recovery = 80%. The resource estimate for Copper Canyon is based on the technical report titled “Geology and Resource Potential of the Copper Canyon Property” dated February 9, 2005, a copy of which is available on SEDAR at www.sedar.com and on EDGAR at www.sec.gov.

(7)	The basis for the cut-off grade was an assumed gold price of US$950/oz. The resource estimate for Rock Creek was completed by Kevin Francis, P.Geo., a qualified person as defined by NI 43-101 and an employee of the Company. This resource estimate was disclosed in a NovaGold press release dated April 15, 2009, a copy of which is available on SEDAR at www.sedar.com and on EDGAR at www.sec.gov.

(8)	The basis for the cut-off grade was an assumed gold price of US$500/oz. The resource estimate for Big Hurrah is based on the technical report titled “Technical Report, Rock Creek and Big Hurrah Project” dated February 21, 2008, a copy of which is available on SEDAR at www.sedar.com and on EDGAR at www.sec.gov.

(9)	US$100 gross metal value/tonne cutoff. Gross metal value was calculated based on metal prices of Cu US$2.25/lb, Zn US$1.05/lb, Au US$525/oz, Ag US$9.5/oz and Pb US$0.55/lb applied to each individual grade. The gross metal value is equal to the sum of each grade multiplied by the value of the metal unit. No metallurgical recovery has been applied. The resource estimate for the Arctic deposit is based on the technical report titled “NI 43-101 Technical Report on Resources, Ambler Project, Arctic Deposit” dated February 12, 2008 with an effective date of January 31, 2008, a copy of which is available on SEDAR at www.sedar.com and on EDGAR at www.sec.gov.

(10)	Nome Gold resource is an alluvial deposit, which is reported in cubic meters rather than tonnes, and grams/cubic meter rather than grams/tonne. 85,000 ounces contained within the reported resources may be subject to a royalty. The resource estimate for Nome Gold is based on the technical report titled “Technical Report, Nome Placer Property” dated September 12, 2006, a copy of which is available on SEDAR at www.sedar.com and on EDGAR at www.sec.gov.